OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

TeachU, LLC

4911 W 121 St.
Hawthorne, CA 90250

www.werteachers.com

10000 units of Class B Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 100,000 Class B Units ($100,000)

Minimum 10,000 Class B Units ($10,000)

Company	TeachU, LLC, DBA WeRTeachers
Corporate Address	4911 W. 121st Street, Hawthorne, CA 90250
Description of Business	Online tutoring marketplace utilizing only credentialed teachers, the first to do so. Platform supports in person and videoconferencing tutoring.
Type of Security Offered	Class B, preferred membership units
Purchase Price of Security Offered	$1.00 / unit
Minimum Investment Amount (per investor)	$100

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

WeRTeachers is an online tutoring marketplace connecting professional teachers with students for videoconference based online tutoring sessions and in person sessions. We believe WeRTeachers is the first to use only professional teachers.

The Problem, Our Perspective:

- Tutoring demand increasing rapidly
- Difficult for students to find high quality tutors, even harder to find online
- Teachers but dependent on archaic word of mouth marketing
- In person model is inefficient

The Solution, Our Perspective:

- Online tutoring marketplace
- Exclusively credentialed teachers
- Connect students to vetted teachers
- Provide teachers online marketing presence & online teaching tools

Product:

- WeRTeachers.com
- Proprietary teacher vetting & onboarding
- Teacher & subject search
- Online & in-person scheduling
- Quality ranking system
- Lesson archives

WRT provides an easy to use website for teachers & students. It provides efficiency for teachers, students & parents without compromising quality

Student Benefits:

- Excellent tutoring quality
- Maximize academic performance & achievement
- Cost effective & convenience

Teacher Benefits:

- Increases tutoring capacity & income
- Provides online marketing at no cost
- Expands presence nationally

Teacher Ambassador program enables scalability & ensures incentives are aligned. This drives student volume & teacher loyalty, reducing risk of student "poaching".

How We Make Money:

- WRT keeps 25% of tutoring fees
- $9.95 / month for optional Premium Account
- Assuming teachers average usage is 4 times / week at $75 / session, break-even achieved at 450 teachers (200 boarded since 5/17 launch)

Marketing:

- Ambassadors, 100% performance based
- Mom influencer groups
- Social media
- Teacher self-promoting
- Partner schools

Management:

• Mark Poling, MBA: CEO

• Robert Young: Cofounder & President

• Josiah Cameron: Cofounder & Chief Relationship Officer

• Wayne Orkin: CIO

• Desiree Cameron, PHD: Director of Teaching & Learning

• Scott Ingraham, Advisor

Intellectual Property:

- Website
- Proprietary teacher onboarding process

Exit Strategy:

- IPO
- Acquisition (brick & mortar, new entrant)

Supply:

Professional Teachers

Schools

Ambassador Teachers

Customer Base:

Students

Liabilities:

None

Litigation:

None

Competition:

Wyzant is our largest competitor, however there is no existing online tutoring company operating in our space, ie utilizing only professional teachers.

The team

Officers and directors

Rob Young	President - Cofounder, Manager
Josiah Cameron	CRO - Cofounder, Manager
Mark Poling	CEO, Manager
Wayne Orkin	CIO, Manager
Dr. Taz Varkey	Manager

Rob Young
Rob Young is an entrepreneurial and passionate educator with more than 8 years of experience as a professional teacher at some of the highest-ranking middle and high schools in the nation. In 2015 he was awarded the coveted Sarah D. Barder Fellowship through the Johns Hopkins University Center for Talented Youth. For years he has operated and managed middle school workshops, and he has extensive experience in the tutoring world - having tutored over 100 different students all over Los Angeles in the last several years. Recent Work History: February, 2016 - Present: Cofounder, President and Manager WeRTeachers August, 2010 - Present: Teacher math and Social Studies, Westside Neighborhood High School

Josiah Cameron
Josiah Cameron is an enterprising educator who has been teaching world history in independent schools in Los Angeles for the past seven years. Possessing extensive tutoring experience, Josiah has a relentless desire to bring individualized instruction to students of all grade and ability levels. Close friends with Rob for almost a decade, Josiah has unique insights into the tutoring world and an eye for recognizing talented and charismatic educators. Recent Work History: February, 2016 - Present: Cofounder, Chief Relationship Officer and Manager, WeRTeachers August, 2016 - August, 2017: Teacher, Harvard-Westlake School August, 2015 - August, 2016: Teacher, Vistamar School August, 2010 - August, 2015: Teacher, Westside Neighborhood School

Mark Poling
A history of, and passion for, leading successful companies from start up through hyper-growth. Mark is an entrepreneur with a skill for developing innovative technology platforms to improve online access to products and services. • Cofounder of Simplyhealth.com / Connecture (CNXR) in 1999 o Led the development of the first national health insurance marketplace to incorporate quality metrics into the purchasing process. o As COO & CTO, grew company and platform to $30M in revenue • Cofounder Colibrium and ColibriumDirect o The first platform to provide integrated shopping, CRM, and wellness capabilities to the health plan member as well as call center outsourcing services for health plans. o Grew company from 1 to 450 employees before selling company to Hinduja Global Solutions with a $40M

valuation. Recent Work Experience: December, 2016 - Present: CEO & Manager WeRTeachers June, 2016 - Present: Founder and President, rebmeM January, 2005 - June, 2016: Cofounder and CEO, Colibrium, LLC January, 2009 - June, 2016: Cofounder and CEO, ColibriumDirect, LLC

Wayne Orkin
Seasoned software architect and developer, President of Boost Web SEO. • Portfolio of clients include law enforcement associations, payment processing companies and health care providers throughout the US. • He leverages his technical experience and knowledge of various industries to lead the company, with trend setting products and services. Recent Work Experience: May, 2016 - Present: CIO & Manager WeRTeachers January 2013 - Present: Founder and President, Bridging Medical Access

Dr. Taz Varkey
A prominent doctor in Los Angeles, Taz is mother to two high school students and intimately familiar with the supplemental education landscape. WeRTeachers is very fortunate to be able to rely upon Taz's community connections and anecdotal insights. May, 2016 - Present: Manager WeRTeachers January, 2011 - Present: Physician, Private OB/GYN practice

Number of Employees: 5

Related party transactions

BoostWebSEO, Inc provides website development and hosting service to WeRTeachers and holds an equity position of approximately 21%. Total fees paid to BoostWebSEO to date are approximately $275,000.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Any valuation at this stage is pure speculation.** Brand new company with no reliable financial performance history. We do not know at this time if our key assumptions are valid in terms of teacher and student usage and therefore have only best efforts in terms of research to base our financial projections on.
- **We do have a going concern risk.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **We do not know if the amount of capital we are raising will be sufficient.** We do not have historical results to base the impact and results of our Marketing expenditures. As such, there is a risk that students and teachers will not convert to revenue at the rates we project they will. Should our planned Marketing expenditures not generate sufficient revenue to cover these and other costs,

financial projections will not be met.

- **We do not know if students will adopt to an online tutoring versus in person model** Historically, the vast majority of tutoring sessions have been conducted in person. We do not know if students and parents will be willing to move to a virtual model.
- **We do not know if teachers will adopt to an online tutoring versus in person model** Historically, the vast majority of tutoring sessions have been conducted in person. We do not know if students and parents will be willing to move to a virtual model.
- **As with any e-commerce based business, malicious hacking is a risk** All commercial websites are at risk of malicious hacking. Should such an attack occur, this could cause un-repairable damage to our business and reputation.
- **We may need to raise additional capital.** In the event the assumptions our financial model is predicated on do not hold, we may need to raise additional capital which may negatively dilute existing investors.
- **Our patents and other intellectual property could be unenforceable or ineffective.** We do not have a patent. We have what we refer to as a proprietary teacher onboarding model, however it could be replicated and may not be enforceable that it is our intellectual property.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** Wyzant and others have significantly more capital and revenue than WRT. As such, they are in many ways better positioned to market to students.
- **This is a brand-new company.** As with any new company with limited funding, significant unforeseen setbacks, key personnel issues and invalid business assumptions could have a crippling effect on the company and it's ongoing viability.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Robert Young, 2520000.0% ownership, Class A

Classes of securities

- Class B, Preferred Member Units: 864,346

  Voting Rights

  The holders of shares of the Company's Class B preferred units, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class B units are entitled to receive ratably such dividends as may be declared by the Managers out of funds legally available therefore as well as any distribution to the shareholders. All distributions will first for to Class B unit holders until their capital contributions are returned.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B are entitled to receive thier capital contributions first and then share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Member Units are subject to and may be adversely affected by, any additional classes of Member Units that we may designate in the future.

- Class A Units: 5,000,000

Voting Rights

The holders of shares of the Company's Class A units, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A units are entitled to receive ratably such dividends as may be declared by the Managers out of funds legally available therefore as well as any distribution to the shareholders. All distributions will first for to Class B unit holders until their capital contributions are returned.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B are entitled to receive their capital contributions first and then share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Member Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Member Units, and any additional classes of Member Units that we may designate in the future.

- Class C Units: 136,986

Voting Rights

The holders of shares of the Company's Class C units, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Class C Member Units have no rights to Dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Class B Member Units are entitled to share ratably in all of our assets remaining after payment of Class B capital contributions, all liabilities and the liquidation preference of any then outstanding Class A and Class B Member Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class C Member Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A and Class B Member Units, and any additional classes of Member Units that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Class B, you will have limited ability, if AT all, to influence our policies or any other corporate matter. You may not participate in changes to the Company's governance documents, decisions regarding additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. Managers of the company shall decide upon all such decisions. Class B unit holders may vote on:

- Issuance of additional Class C shares

- Election and removal of Managers

- Sell, exchange or otherwise dispose of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a twelve (12) month period

- the merger of the Company with another limited liability company or corporation, general partnership, limited partnership or other entity (except that any act which would cause a Member to incur personal liability for the obligations of the Company or its successor shall also require the consent of such Member)

- Adopting, altering, amending, or repealing and/or a new operating agreement

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the

Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We pilot launched the WeRTeachers platform in May, 2017 and did not plan to generate revenue until the platform was launched. Based on our forecast, we will become cash flow positive once we reach approximately 400 teachers on the platform and they are using it on average of 4 times per week.

Today, we have approximately 275 teachers on the platform and are tracking to have 400 on the platform in Q3 when the 2017 school year starts. We will continue to do grassroots student marketing efforts until the capital is raised.

In 2016, the company was started and all efforts, resources and expenditures were focused on developing the online platform, resulting in a loss $102K.

The platform development efforts continued through May, 2017, at which time the platform was launched in a pilot mode. It was in production and open to the public, but no material marketing was spent and the platform was utilized primarily be select teachers and students to ensure its stability.

In August, we began our Marketing efforts with a Back to School Campaign and will continue to invest in Marketing, narrowing the losses and getting to break even by 12/31/2017.

Financial Milestones

11/1/2017

Complete capital raise by November 1, 2017.

12/31/2017: Break Even

A significant amount of the $200,000 will be used to fund marketing activities. Based on our financial projections, we believe this will enable to achieve these milestones by 12/31/17:

1. 600 teachers on the platform, utilizing it 4 times per week
2. 2,400 students using the platform, averages 4 per teacher
3. 5,000 sessions per month

These milestones generate sufficient revenue to break even.

12/31/2018: $1,000,000 Net Income

Requires us to achieve these underlying milestones by 12/31/2018:

1. 3600 teachers on the platform, utilizing it 4 times per week
2. 14,000 students using the platform, averages 4 per teacher
3. 57,000 sessions per month

WRT has minimal liquidity at this time, however the majority of investment required to development the platform has been completed. As a result, we can minimize our burn rate and leverage grass roots Marketing until funding is secured to enable broader Marketing expenditures.

The platform development is complete and fully functional at this time.

Liquidity and Capital Resources

The company is currently generating operating losses as it completes building out the platform. Low cost marketing efforts are underway and will continue. More significant marketing will begin when additional capital is raised.

The company will utilize capital resources to target peak seasons such as finals and the beginning of semesters / trimesters. Key spend periods will be November, 2017, December, 2017 and January, 2018. We believe these targeted marketing efforts will drive sufficient customer activity of 400 teachers using 4 times per week which is our break even point.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-03-31, offering (private placement) exemption. Section 4(a)(2) of the Securities Act, 864346 Class B Member Units. Use of proceeds: Platform development (66%), marketing (10%) and labor and operations (24%).

Valuation

$6,001,332.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. Based on a 5 times earning or 10 times revenue multiplier, our projections would value the company at $50,000,000. The company has not generated material revenue to date. The owners believe that based on the projections, the requirements to break even and early growth in terms of teachers and students joining the platform, a $2,000,000 represents a reasonable investment. Additionally, the company has invested nearly $500,000 to date developing the platform and believe it includes significant intellectual value, which further supports our $2,000,000 valuation.

USE OF PROCEEDS

	Maximum Offering Amount	Minimum Offering Amount Sold

	Sold	
Total Proceeds:	$106,500	$10,650
StartEngine Fees (x% total fee)	$-6,500	$-650
Net Proceeds	$100,000	$10,000
Use of Net Proceeds:		
Product Development	$25,000	$2,500
Marketing	$50,000	$5,000
Working Capital	$12,500	$1,250
Staff	$12,500	$1,250
Total Use of Net Proceeds	$100,000	$10,000

Product development spend will be focused on key enhancements to the WRT platform including usability enhancements, streamlined registration and streamlined scheduling.

Marketing efforts will be spent on influencer group paid placements and social media paid placements.

Staff costs will be spent on Marketing contract staff to execute the marketing plan.

Working capital will be utilized for teacher screening and background check costs.

Irregular Use of Proceeds

No irregular use of proceeds is planned or expected.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available to shareholders on its website www.werteachers.com in the About tab, labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TeachU, LLC

[See attached]

I, Mark Poling (Print Name), the Chief Executive Officer (Principal Executive Officers) of TeachU, LLC, dba WeRTeachers (Company Name), hereby certify that the financial statements of TeachU, LLC, dba WeRTeachers (Company Name) and notes thereto for the periods ending April 11, 2016 (beginning date of review) and December 31, 2016 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $ -102,175; taxable income of $ -102,175 and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 10, 2017 (Date of Execution).

_____________________ (Signature)

CEO (Title)

October 10, 2017 (Date)

TeachU, LLC

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2016

TeachU, LLC.
Index to Consolidated Financial Statements
(unaudited)

WeRTeachers

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (0574)	22,875.00
Total Bank Accounts	**$22,875.00**
Total Current Assets	**$22,875.00**
TOTAL ASSETS	**$22,875.00**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	125,050.00
Retained Earnings	0.00
Net Income	-102,175.00
Total Equity	**$22,875.00**
TOTAL LIABILITIES AND EQUITY	**$22,875.00**

Mark Poling, CEO, 10-1-17

See accompanying
notes *to* the consolidated financial statements

TeachU, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2016
(unaudited)

WeRTeachers

PROFIT AND LOSS

January - December 2016

	TOTAL
INCOME	
Total Income	
GROSS PROFIT	**$0.00**
EXPENSES	
Bank Charges & Fees	75.00
Contractors	7,500.00
Total Expenses	**$7,575.00**
NET OPERATING INCOME	**$ -7,575.00**
OTHER EXPENSES	
Research & Development	94,600.00
Total Other Expenses	**$94,600.00**
NET OTHER INCOME	**$ -94,600.00**
NET INCOME	**$ -102,175.00**

Mark Poling, CEO, 10-1-17

Cash Basis Monday, October 2, 2017 11:31 AM GMT-7 1/1

See accompanying
notes to the consolidated financial statements

TeachU, LLC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016
(unaudited)

	Class A		Class B		Paid In	Accumulated	Stockholders
	Units	Amount	Units	Amount	Capital	Deficit	Deficit
Inception							
Issuance of founders Units	5,000,000		828,332	$ 310,000			$ 310,000
Units issued for services			36,014	$ 13,478			$ 13,478
Contributed capital							
Net income (loss)						$ (102,175)	
Total	5,000,000	-	864,346	$ 323,478	-	$ (102,175)	$ 323,478

See accompanying notes to the consolidated financial statements

TeachU, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
(unaudited)

WeRTeachers

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-102,175.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -102,175.00**
FINANCING ACTIVITIES	
Owner's Investment	125,050.00
Net cash provided by financing activities	**$125,050.00**
NET CASH INCREASE FOR PERIOD	**$22,875.00**
CASH AT END OF PERIOD	**$22,875.00**

Mark Poling, CEO, 10-1-17

Monday, October 2, 2017 11:33 AM GMT-7 1/1

See accompanying notes to the consolidated financial statements

NOTE 1-BUSINESS AND NATURE OF OPERATIONS

TeachU, LLC, dba WeRTeachers *was* formed on April 11, 2016 in the State of California. TeachU, LLC. The consolidated financial statements of TeachU, LLC **are prepared in accordance with accounting principles generally** accepted in the United States of America ("U.S. GAAP").

TeachU, LLC, dba WeRTeachers is an online tutoring marketplace, connecting students and teachers to facilitate in person and online tutoring. The company launched its platform in May, 2017 and no revenue was generated in 2016.

The Company has three part time employees and utilizes an offshore web development firm to build the platform, BoostWebSEO, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter.

Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the straight line method.

Revenue Recognition
The Company recognizes revenues from the sale of goods directly to the consumer, retailer, or distributor when the service has been performed.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily **of materials and services. We expense these costs as incurred until the resulting product has been** completed, tested, and made ready for commercial use.

Advertising
The Company expenses advertising costs as incurred.

Income Taxes
The Company had no income or taxes in 2016.

As of December 31, 2016, the Company had one vendor that made up 25% of our accounts payable. This vendor is the sole manufacturing source of the Company's platform. The loss of this vendor would significantly affect operations and the financial condition of our Company.

NOTE 3 - DEBT

Notes Payable
The Company had no debt as of December 31, 2016.

NOTE 4 - STOCKHOLDERS' EQUITY

Class A Units
The Company has issued 5,000,000 shares of Class A Units. All issued shares were all outstanding as of December 31, 2016.

Class B Preferred Units
The Company has issued 843,346 Class B Preferred Units. Gross proceeds from the Class B Preferred Units offering was $310,000. The issued units were outstanding as of December 31, 2016.

Series C Units
The Company has issued 136,986 of Series C Units

NOTE 5 - Related Party Transactions

BoostWebSEO, Inc provides website development and hosting service to WeRTeachers and holds an equity position of approximately 21%. Total fees paid to BoostWebSEO to date are approximately $275,000.

NOTE 6 – SUBSEQUENT EVENTS

The Company granted 136,986 Class C Units to Mark Poling on January 20, 2017. Class C units are Profits Interest and do not entitle the Unitholder to participate in or receive any operating profits, losses or Distributable Cash (as defined in the Operating Agreement), it being understood that such Unitholder's rights shall be limited to those rights expressly set forth in the Agreement and the Operating Agreement.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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WeRTeachers is pending **StartEngine Approval.**



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WeRTeachers

Tutoring platform: teachers and students

Small OPO | Hawthorne, CA | Education
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share





Don't get a tutor. Get a teacher!

Raising the expert tutor baseline

For most conscientious parents and students, word of mouth still dominates when it comes to finding the perfect tutor based on our experience as tutors. We have interviewed parents and students extensively regarding existing tutoring marketplaces and have found they consistently have mediocre to poor customer reviews because the quality of instruction is inconsistent. For this reason, Robert Young and Josiah Cameron, two friends and classroom teachers, set out to create a trustworthy and high quality marketplace comprised of only the best professional, classroom teachers. It was from this vision that WeRTeachers was born.

We believe the global and domestic tutoring markets are gigantic, growing [illegible] schools and universities has never been higher as noted by Harvard University, and we expect this trend to continue. Therefore, students of all ability levels are seeking outside help from tutors like never before.

At the core of WeRTeachers is the belief that trained, professional teachers are simply better than ordinary tutors. While typical tutors solve problems, we believe great teachers change lives. Therefore, 100% of the



instructors working with WeRTeachers are professional, classroom teachers who have been vetted, interviewed, and background checked.

WeRTeachers strives to benefit three important groups: students, teachers, and schools. For students, we provide one-on-one learning opportunities with teachers who are trained to differentiate their instruction for different types of learners. For teachers, we provide the opportunity to augment their income on their own time from the comfort of their own home. For schools, we provide a trustworthy tutoring platform that aligns with their pedagogical values.



We also donate 5% of all company revenue to students in need of tutoring, but lack the financial means to access tutors.

At WeRTeachers, we've created an e-commerce tutoring solution that is synonymous with quality. Not only are we a business with extremely high growth potential, but we make the world a better place by delivering outstanding supplemental education for students. We encourage you to join the tutoring revolution and partner with WeRTeachers!

- Robert Young & Josiah Cameron
Founding Partners



Investment

$1.00 / unit of Class B Preferred Member Units | When you invest you are betting the company's future value will exceed $6.1M.

Offering Minimum Goal: 10,000 Class B Units ($10,000)
Offering Maximum Goal: 100,000 Class B Units ($100,000)

WeRTeachers seeks to provide every student the one-on-one access to professional teachers that they deserve!

WeRTeachers Early Stage Accomplishments

The idea of WeRTeachers was born in April 2016, and our web platform officially went live in pilot mode on May 17, 2017. In early August, we began our Back to School campaign. We have a tremendous advisory board featuring three Heads of School and several incredibly successful entrepreneurs. In December 2016, we brought Mark Poling on board as our CEO. Mark is a seasoned business leader who has founded, grown, and sold companies making tremendous amounts of money for investors. We have partnerships with various mom blogs and influencer networks to drive customer acquisition and promote our brand. During our pilot launch from May through Augus, and despite the seasonal challenges of the summer months, we have brought over 300 teachers and 1000 students on board our platform.

WeRTeachers in the Community!

A core value of WeRTeachers is giving back to our local communities. For that reason, 5% of every dollar spent on tutoring with WeRTeachers is donated to provide tutoring for students of need in our local communities. We accomplish this through our partnerships with local dropout prevention programs such as *Communities in Schools*.

Off to a GREAT start!

- Official launch: September, 2017 (37 sessions performed)
- As of October 20, 2017 - on pace to MORE THAN DOUBLE sales from September!

Accomplishments

- Raised $310k - friends and family - early seed round.
- Acquired partnerships with several "mom blog" networks.
- Partnerships with 13 schools (and counting!) in greater Los Angeles area.
- Partnerships with dropout prevention programs to provide free tutoring to students of need.
- Three Heads of School on our advisory board.
- Partnership with Swagbucks for customer acquisition
- Received over 1,200 teacher applications since 3/1/17, 239 teachers onboarded as of 6/12/17.
- Selectivity: We only accept 20% of teachers who apply

The WeRTeachers Platform!

Search for the Perfect Teacher!


WeRTeachers
Tutoring exclusively from teachers
HOME ABOUT MEMBERSHIP CONTACT SIGN IN
FIND A TEACHER!
Search for a teacher NOW to help you, either in-person or online!
Grade
Session Type
SEARCH NOW


WRT
Robert Al
Dashboard
Lesson Manager
Family Profile
Child Accounts
Teachers
Messages
Video
Billing
GET A TEACHER
Search for a teacher NOW to help you, either in-person or online!
Teacher Name
Choose Grade
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Hourly Rate $ 40 and $ 500
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State of the Art Teaching Tools!


WeRTeachers
Tutoring exclusively from teachers
Directory
FIND A TEACHER!
Search results:
Teacher Name
Grade
Session Type
Hourly Rate $ 40 and $ 500
SEARCH NOW
MR. NICHOLAS BAKER
General, English, Math, Social Studies
In-Person: $120 | Online: $95
Castaic, CA 91384
MRS. JAZMIN ESPINOZA
General, Foreign Language, Electives
In-Person: $75 | Online: $75
Redondo Beach, CA 90278


WeRTeachers
Tutoring exclusively from teachers
Video Conferencing
Our live, face-to-face video tool helps establish a real connection between teachers and students, creating the foundation of academic growth. Teachers and students feel as if they're right next to one another, even though they may be in different states!
Additionally, our premium members maintain recordings of all their lessons to watch on-demand.
Virtual Whiteboard
Our custom and interactive virtual whiteboard enables students and teachers to write and draw simultaneously. This creates a true collaborative environment that stimulates learning. We have integrated a wide array of tools to let the users express and annotate concepts, formulas, diagrams, and more, quickly and easily.

The WeRTeachers Difference

According to our research, WeRTeachers is the only national tutoring platform that contracts exclusively with professional, classroom teachers to serve as our tutors. Every instructor on our platform has extensive teaching experience and understands the nuance and complexities of differentiating instruction for unique learners. Our online platform contains several differentiating components as well that appeal to both teachers and customers, such as a live-time calendar that allows students to request and book an appointment quickly and easily, the capability for students to record, save, and view past online sessions, and the ability for teachers to share detailed student feedback with parents.

Additionally, based on our research, we are confident that we are the only platform of our kind that is **committed to community give-back!** As such, 5% of ALL revenue is donated to provide tutoring services to students who otherwise would not be able to afford them.

What we sell: We sell one-on-one time with a trained, professional teacher. Every parent wants individualized attention for their children, and even expensive private schools can't consistently provide this. We sell the ability for parents to confidently choose trustworthy, professional instructors to supplement their children's education. Additionally, we provide a full-service platform that manages all aspects of the tutoring experience: finding the right teacher, scheduling, online lessons, student feedback, payment, and video storage of previous online lessons for students.




WeRTeachers
Tutoring exclusively from teachers
HOME JOIN US ABOUT PACKAGES BLOG CONTACT
DASHBOARD
Directory
NARROW YOUR RESULTS!
Map View
MS. KAREN ARMSTRONGMARTIN
General, Math, English, Test Prep
In-Person: $60 | Online: $60
Lawrenceville, GA 30078
DR. PENELOPE HEINIGK
Foreign Language, English, General
In-Person: $95 | Online: $80
Littleton, CO 80123

How WeRTeachers is Unique

- Teacher-centric! We work with busy professionals, so our teachers set their own hours and rates.
- Community-centric! Giving to students of need is at the core of our mission!
- We provide teachers with clients! Teachers want to make extra money, but face challenges. We solve those challenges.
- Student feedback after every session, and a visible student feedback record to track progress.
- Video recording of online lessons stored within the platform for students to access later on at their convenience.
- Automated payment and simplified lesson calendaring.


MR. JOSIAH CAMERON
Math, General, English, Social Studies, Test Prep
In-Person: $100 | Online: $100
Culver City, CA 90232
Video
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Wed 09/20/2017
Thu 09/21/2017
Fri 09/22/2017
Sat 09/23/2017
Sun 09/24/2017
Mon 09/25/2017
Tue 09/26/2017

The Private Tutoring Market

We believe both the domestic and global tutoring markets are growing rapidly, and as college admissions become even more competitive, this trend will continue. According to Global Industry Analysts, Inc, tutoring is experiencing hyper-growth and we believe online tutoring will follow as new technology and higher-than-ever internet bandwidth can provide students instantaneous access to information and instruction. We believe the following are significant contributors to overall market growth:

- Increased competition for admission to academic institutions.
- Inability of schools to provide one-on-one, differentiated instruction for students.
- Growing need to assist students in keeping pace with classroom activities and instruction.

Significant Market Finding

- According to Global Industry Analysts, **the global tutoring market is currently valued at $104 billion and it is anticipated to grow to $227 billion by 2022**.
- According to educational consultants *Edventures*, the **"supplemental education" sector of the American economy was just over $5B.**
- In 2016, according to a report by *Technavio* **the online tutoring market in North America was valued at over $25B.**


US$196B
Major Players...
A Plus-All Subjects Tutoring Inc.
Building Educated Leaders For Life
Club Z! Tutoring Services
Educomp Solutions Ltd.
Fleet Tutors
Huntington Learning Centers Inc.
JEI Corporation
JEI Learning Centers
Kaplan Inc.

May 1, 2016

Company formed as TeachU llc

Rob's original idea begins to take shape as TeachU, LLC is officially formed. Partnership with BoostWebSEO is formed to begin work on web platform.

October, 2016



WeRTeachers receives first cash investment

WeRTeachers 1st first investment ($100,000) to accelerate production & brings on 3 heads of school & many successful entrepreneurs to advisory board

December, 2016



Mark Poling joins team

Mark Poling, experienced executive with a proven track record of growing early stage tech startups, joins our team as CEO.

May 17, 2017



WeRTeachers Launches!

WeRTeachers officially becomes a live tutoring platform with our first 175 teachers on board!

October, 2017

WeRTeachers launches StartEngine campaign

StartEngine campaign, seeking $100,000, officially launches.

February 2018


PROFIT

WeRTeachers aims to become cash-flow positive!

With approximately 400 teachers performing 4 sessions per week, WeRTeachers will become cash-flow positive (ANTICIPATED)

In the Press

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Meet the Founders





Rob Young

President - Cofounder, Manager

Rob Young is an entrepreneurial and passionate educator with more than 8 years of experience as a professional teacher at some of the highest-ranking middle and high schools in the nation. In 2015 he was awarded the coveted Sarah D. Barder Fellowship through the Johns Hopkins University Center for Talented Youth. For years he has operated and managed middle school workshops, and he has extensive experience in the tutoring world - having tutored over 100 different students all over Los Angeles in the last several years.

Josiah Cameron

CRO - Cofounder, Manager

Josiah Cameron is an enterprising educator who has been teaching world history in independent schools in Los Angeles for the past seven years. Possessing extensive tutoring experience, Josiah has a relentless desire to bring individualized instruction to students of all grade and ability levels. Close friends with Rob for almost a decade, Josiah has unique insights into the tutoring world and an eye for recognizing talented and charismatic educators. Recent Work History: February, 2016 - Present: Cofounder, Chief Relationship Officer

Simplyhealth.com / Connecture (CNXR) in 1999 o Led the development of the first national health insurance marketplace to incorporate quality metrics into the purchasing process. o As COO & CTO, grew company and platform to $30M in revenue • Cofounder Colibrium and ColibriumDirect o The first platform to provide integrated shopping, CRM, and wellness capabilities to the health plan member as well as call center outsourcing services for health plans. o Grew company from 1 to 450 employees before selling company to Hinduja Global Solutions with a $40M valuation. Recent Work Experience: December, 2016 - Present: CEO & Manager WeRTeachers June, 2016 - Present: Founder and President, rebmeM January, 2005 - June, 2016: Cofounder and CEO, Colibrium, LLC January, 2009 - June, 2016: Cofounder and CEO, ColibriumDirect, LLC

knowledge of various industries to lead the company, with trend setting products and services. Recent Work Experience: May, 2016 - Present: CIO & Manager WeRTeachers January 2013 - Present: Founder and President, Bridging Medical Access

Manager WeRTeachers January, 2011 - Present: Physician, Private OB/GYN practice

Offering Summary

Maximum 100,000 Class B Units ($100,000)

Minimum 10,000 Class B Units ($10,000)

Company	TeachU, LLC, DBA WeRTeachers
Corporate Address	4911 W. 121st Street, Hawthorne, CA 90250
Description of Business	Online tutoring marketplace utilizing only credentialed teachers, the first to do so. Platform supports in person and videoconferencing tutoring.
Type of Security Offered	Class B, preferred membership units

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Hi, I'm Rob, and I'm Josiah, and we're the founders of WeRTeachers: a web-based marketplace connecting students and teachers for in-person and online tutoring sessions. We created WeRTeachers to provide our client families and their children with the absolute best providers of supplemental education – teachers! 100% of everyone listed on our site is a professional educator, teaching at some of the best schools across the nation.

"There's no comparison between a tutor and a teacher. A teacher really knows how to help a student master the material - give them the confidence in the strength to excel."

"Teachers are the best tutors because they know what they're doing and it comes very easy to them." "They have the most experience, and they know how to make it fun."

"What I like most is the excitement and the understanding that the teachers have in the subjects that they teach."

I think the biggest benefit is that it gives them confidence and it teaches them that they have what they need all within them."

Here's how we work. Connect with a perfect teacher for your student with the greatest of ease. Easily search our network for exactly what you need. Compare profiles to find the right teacher for you and your child. Finally, request your lesson and get ready to learn!

We offer two types of lessons: in person and online. "My favorite thing about WeRTeachers is that I can call my teacher anytime I need help with the subject, whether I have a test the next day or just need help with a homework assignment."

"With a couple of clicks, I've got a tutor. I am very confident in knowing that the teacher that I call has been screened and knows their stuff."

"I think the best feature is that detailed notes are taken after they leave the session where the teacher that might step in behind can pick up immediately where they left off."

"My school is very academically rigorous, so it's always really helpful to know that I have teachers who can help me improve upon my skill and get ahead."

"It was a no-brainer for us to join we are teachers we saw the results not only in their confidence but also in their test scores."

"Going into school now I'm really prepared and ready for anything that the teachers give me."

"I would 100% recommend we our teachers to anyone I know."

We are here to cater to all of your supplemental education needs. From regular tutoring to study sessions to homework help to a standardized test prep, you can find the perfect teacher to help you reach your best potential at WeRTeachers. Don't get a tutor, get a teacher!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED

OPERATING AGREEMENT

OF

TEACHU, LLC,
A California Limited Liability Company

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAW. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS SET FORTH HEREIN.

AMENDED AND RESTATED

OPERATING AGREEMENT

OF

TEACHU, LLC,
a California limited liability company

THIS AMENDED AND RESTATED OPERATING AGREEMENT ("**Agreement**") is made and entered into as of May 1, 2016 ("**Effective Date**"). Unless otherwise indicated, capitalized words and phrases in this Agreement shall have the meanings set forth in ***Exhibit A*** to this Agreement.

RECITALS:

A. On April 11, 2016, the Articles of Organization of the Company was filed with the Secretary of State.

B. On or about April 11, 2016, the original Member of the Company entered into an Operating Agreement (the "**Old Agreement**").

C. The Managers and Members have determined to amend and restate the Old Agreement in its entirety by entering into this Agreement, which Agreement shall replace and supersede the Old Agreement as of the Effective Date.

AGREEMENT:

IN CONSIDERATION OF THE MUTUAL PROMISES, COVENANTS AND UNDERTAKINGS HEREIN SPECIFIED AND FOR OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH HEREBY ARE ACKNOWLEDGED, WITH THE INTENT TO BE OBLIGATED LEGALLY AND EQUITABLY, THE PARTIES HERETO AGREE AS FOLLOWS:

ARTICLE 1
ORGANIZATIONAL MATTERS

1.1 Formation. The Company was previously formed by causing the Articles to be filed with the Secretary of State. The rights and obligations of the Members and Managers shall be determined by the Act and this Agreement. In the event of any inconsistency between the terms of this Agreement and any provision of the Act that is not mandatory, the terms of this Agreement shall control. The Managers are authorized to file and record any amendments to the Articles and such other documents as may be reasonably required or appropriate under the Act or the laws of any other jurisdiction in which the Company may conduct business or own property.

1.2 Name. The Company's name is "**TEACHU, LLC.**" The Company may conduct business under that name or any other name that the Managers deem appropriate or advisable, including, without limitation, the name "WeRTeachers". The Managers may change the name of the Company at any time and from time to time and shall notify the Members of such change within a reasonable period of time after such change is effective.

1.3 Term. The Company's existence commenced on the filing of the Articles with the Secretary of State and shall continue in perpetuity unless terminated pursuant to the provisions of **Article 10**.

1.4 Principal Place of Business. The Company's principal place of business shall be 4911 W. 121st Street, Hawthorne, CA 90250, or such other location as the Managers may determine from time to time. The Company may have additional offices, anywhere within or without the State of California, as the Managers may determine from time to time.

1.5 Registered Office and Agent. The Company shall maintain continuously a registered office and registered agent in the State of California. The registered office shall be that of the registered agent. The registered agent shall be as stated in the Articles or as otherwise determined by the Managers from time to time. The registered agent shall be entitled to resign at any time by delivering written notice of such resignation to the Managers.

1.6 Purposes, Business and Powers. The business and purpose of the Company is to own, operate, market, exploit and develop a tutoring marketplace linking teachers with students through an online platform and to engage in such other business and create such other products as may be developed or implemented by the Company from time to time, and to expand the Company's name and brand into other areas as determined by the Managers (the "**Business**"). The Company has the power to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the Company's business and the protection of the Company.

1.7 Tax Classification. The Members acknowledge that, pursuant to Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes until the effective date of any election to change the Company's classification on Internal Revenue Service Form 8832, Entity Classification Election ("**Election**"). The Managers shall have authority, on behalf of the Company and each Member, to file and make the Election at such time as the Managers determine that such a change is in the Company's best interests. The Company's classification as a partnership will apply only for federal (and, as appropriate, state and local) income tax purposes. This characterization does not create or imply a general partnership, limited partnership or joint venture among the Members for state law or any other purpose. The Members acknowledge the Company's status as a limited liability company formed under the Act.

1.8 Member Information. The Members' names and number and series of Units are set forth on ***Schedule A*** to this Agreement. The Managers shall amend ***Schedule A*** from time to time to reflect the admission or withdrawal of Members and changes in the Members' respective interests in the Company. Each Member may change that Member's address in the Company's books and records upon notice thereof to the Manager.

1.9 Power of Attorney

(a) Each Member and each Assignee hereby constitutes and appoints each Manager and, if a Liquidator shall have been selected pursuant to **Section 10.2,** the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) Execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Articles and all restatements hereof or thereof) that the Managers or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a limited liability company in the State of California and in all other jurisdictions in which the Company may conduct business or own property; (B) all certificates, documents and other instruments that the Managers or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances, a certificate of cancellation and a certificate of dissolution) that the Managers or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal or substitution of any Member pursuant to the provisions of this Agreement; and (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Company Securities issued pursuant to **Section 2.9**; and

(ii) Execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the Managers or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Members hereunder or is consistent with the terms of this Agreement or is necessary or appropriate in the discretion of the Managers or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by any provision of this Agreement that established a percentage of the Members or of the Members of any class or series required to take any action, the Managers and the Liquidator may exercise the power of attorney made in this **Section 1.9(a)(ii)** only after the necessary Vote of the Voting Members as may be required herein.

(iii) To amend this Agreement; provided however, that nothing contained in this **Section 1.9(a)** shall be construed as authorizing the Managers to amend this Agreement in a manner that does not comply with **Section 14.3**.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive, and to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member or Assignee and the transfer of all or any portion of such Member's Membership Interest or Assignee's Economic Interest, and shall extend to such

Member's or Assignee's heirs, successors, assignees and personal representatives. Each such Member and Assignee hereby agrees to be bound by any representation made by the Managers or the Liquidator acting in good faith pursuant to such power of attorney; and each such Member or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Managers or the Liquidator taken in good faith under such power of attorney. Each Member or Assignee shall execute and deliver to the Managers or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and the instruments as the Managers or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Company.

ARTICLE 2
CAPITALIZATION
AND RELATED MATTERS

2.1 Capital Contributions. The Capital Contributions of the Members are as set forth below. No Member shall receive a credit to that Member's Capital Account for any services.

(a) Class A Members. The Class A Members have previously contributed capital or services to the Company upon its formation. The Capital Contributions of the Class A Members shall be as reflected in the books and records of the Company.

(b) Class B Members. The Capital Contributions of the Class B Members are set forth on ***Exhibit B***. As of the date of this Agreement there are no Class B Members.

(c) Class C Members. The Class C Units are Profits Interests. As such, Class C Members are not obligated to contribute capital to the Company with respect to their Class C Units. The Class C Units issued to Class C Members shall be as set forth on ***Schedule A***.

2.2 Additional Capital Contributions. No Member shall be required to make additional Capital Contributions to the Company in excess of that Member's initial Capital Contribution. To the extent approved by the Managers, from time to time, the Class A Members and the Class B Members may be permitted to make additional Capital Contributions if and to the extent they so desire, and if the Managers determine that such additional Capital Contributions are necessary or appropriate for the conduct of the Company's Business, including without limitation, expansion or diversification. In that event, the Class A Members and the Class B Members shall have the opportunity, but not the obligation, to participate in such additional Capital Contributions on a pro rata basis in accordance with their Percentage Interests as among them. If any Class A Member or Class B Member fails to make any additional Capital Contribution on or before the due date specified in such written notice from the Managers, then the cash received from the other Class A Members and/or Class B Members shall not be considered a contribution to the capital of the Company, but instead shall be considered an LLC Loan. The Company may also borrow from any person any sums required to make up for a deficiency caused by a Class A Member's and/or Class B Member's failure to make a contribution, such borrowing to be at such interest rate and for such term as the Managers determine.

2.3 Withdrawal and Return of Capital. No Member shall be entitled to withdraw or to demand the return of any or all of that Member's Capital Contributions, except as specifically provided in this Agreement.

2.4 No Interest. No Member shall be entitled to receive interest on that Member's Capital Contributions or the balance of that Member's Capital Account.

2.5 No Priority. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member regarding (a) the return of that Member's Capital Contributions, (b) allocations of Net Profits and Net Losses and (c) Distributions.

2.6 Capital Accounts.

(a) The Company shall establish a capital account ("**Capital Account**") for each Member on the Company's books and records. The Capital Accounts shall be maintained and adjusted pursuant to this Agreement and shall control the division of Company assets on the Company's liquidation. The Capital Account of each Member shall be credited with the Member's initial Capital Contribution, increased by (i) the amount of all other Capital Contributions made by the Member to the Company pursuant to this Agreement, (ii) the Net Profits allocated to the Member pursuant to **Article 5**, (iii) the amount of Company liabilities assumed by such Member or that are secured by Company assets distributed to such Member; and shall be decreased by (i) the amount of any cash and the Gross Asset Value of Company assets distributed to such Member by the Company, (ii) the Net Losses allocated (and all items in the nature of Company expenses or losses that are specially allocated) to such Member pursuant to **Article 5**, and (iii) the amount of liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

(b) The determination of the amount of any liability for purposes of **Section 2.6(a)** shall be made in accordance with Section 752 of the Code and all other applicable provisions of the Code and Regulations.

(c) A transferee of Units will succeed to the Capital Account of the transferor to the extent the Capital Account relates to the Units Transferred.

(d) The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Regulations and shall be interpreted and applied in a manner consistent therewith. If the Managers determine that it is prudent to modify the manner in which the Capital Accounts, or credits or debits thereto (including, without limitation, credits or debits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members), are computed to comply with such Regulations, the Managers shall make such modification, provided that such modification is not likely to have a material effect on the amounts distributable to any Member pursuant **Article 6** on the dissolution and liquidation of the Company. If unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b), the Managers shall make appropriate modifications

(e) The Managers and the Members confirm that their Capital Accounts as of May 1, 2016 are correct and accurate as reflected on the Company's federal income tax return.

2.7 No Obligation to Restore Deficits No Member shall have any liability or obligation to the Company, the other Members or any creditor of the Company to restore at any time any deficit balance in such Member's Capital Account.

2.8 Member Loans

(a) Any Member or an Affiliate of a Member may lend money to the Company at the request of and with the Managers' prior written consent, and such loan shall be treated as an LLC Loan. The loan shall not be treated as a Capital Contribution by the Member or entitle the Member to an increase in that Member's Units, unless the loan documentation specifies rights to convert the loan to Member Units. Notwithstanding the forgoing, no Member shall be required to make any loan to the Company or guaranty the payment or performance of any Company obligation.

(b) The Members acknowledge that any Member, Manager or Affiliate of a Member or Manager (each, a "**Lender**") who loans money to the Company pursuant to **Section 2.2** or **Section 2.8** shall have rights ("**Rights**"), the exercise of which will be in conflict with the Company's best interests. In that regard, the Members hereby authorize, agree and consent to the Lender's exercise of any of Lender's Rights under any promissory note, security agreement or other loan document, even though the Lender's exercise of those Rights may be detrimental to the Company or the Business. Further, the Members agree that any Lender's proper exercise of its Rights shall not be deemed a breach of that Lender's fiduciary duties (if any) to the Company.

2.9 Issuance of Company Securities.

(a) The Company may issue Company Securities at any time and from time to time to such Persons, for such consideration and on such terms and conditions as shall be established by the Managers in their sole and absolute discretion, subject to **Section 4.1.3**.

(b) Subject to **Section 2.10**, each Company Security authorized to be issued by the Company pursuant to **Section 2.9(a)** may be issued in one or more classes, or one or more series of any such classes, with such designation, preferences, rights, powers and duties (which may be senior to existing classes and series of Company Securities), as shall be fixed by the Managers, including (i) the right to share Net Profits and Net Losses or items thereof, (ii) the right to share in Company distributions; (iii) the rights upon dissolution and liquidation of the Company; (iv) whether, and the terms and conditions upon which, the Company may redeem the Company Security; (v) whether such Company Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Company Security will be issued; and (vii) the right, if any, of each such Company Security to vote on Company matters, including matters relating to the relative rights, preferences and privileges of such Company Security.

(c) The Managers are hereby authorized and directed to take all actions that they deem necessary or appropriate in connection with (i) each issuance of Company Securities pursuant to this **Section 2.9**, (ii) the admission of Members and (iii) all issuances of Company Securities. The Managers are further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Company Securities being so issued. The

Managers shall do all things necessary to comply with the Act and are authorized and directed to do all things they deem to be necessary or advisable in connection with any issuance Company Securities, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency.

(d) Except as otherwise specifically provided in this Agreement, the ownership of a particular class or series of Units shall not affect the rights or obligations of a Member with respect to Units of other classes or series.

2.10 Limited Preemptive Right.

(a) Each Class A Member and Class B Member (and any Additional Classes which may be issued and granted such right, but not Class C Members) shall have the right to purchase such Member's pro rata portion (based on relative Percentage Interests) of any additional Units that the Company may, from time to time, propose to issue; provided that the preemptive right shall not apply to (i) issuances of Units on the date hereof, (ii) issuances of Units to employees, consultants, officers, Managers, independent contractors or others providing services to the Company, including issuances of Class C Units, or another equity plan of the Company and other than for capital raising purposes, (iii) issuances as part of a public offering of equity securities of the Company, (iv) issuances of Units (other than for cash) in connection with a bona fide subsequent business acquisition of or by the Company, whether by merger, consolidation, acquisition of assets, acquisition or exchange of equity or otherwise, (v) issuances of Units (other than for cash) to Persons with which the Company has or is entering into business relationships (including customers, vendors, lenders and strategic partners), (vi) issuances of Units in connection with a (x) strategic transaction, or (y) financing, in each case, which is approved by the Managers, (vii) issuances of Units pursuant to Unit splits, Unit distributions, recapitalizations or like transactions approved by the Managers that affect all holders of Units of the same class proportionately and (viii) the initial issuance of Class B Units. Issuances referred to in **Section 2.10(a)(iv), (v) and (vi)** above are collectively defined as "**Strategic Unit Issuance.**"

(b) In the event the Company proposes to undertake an issuance of additional Units to which the foregoing preemptive right applies, it shall give each Class A Member and Class B Member with a preemptive right pursuant to **Section 2.10(b)** written notice of its intention, describing the price and terms upon which the Company proposes to issue the same (a "**Preemptive Notice**"). Each such Member shall have thirty (30) days from the date of delivery of a Preemptive Notice to agree to purchase all, but not less than all, of such Member's pro rata portion (based on relative Percentage Interests) of such additional Units, for the price and upon the terms specified in the Preemptive Notice, by delivering written notice of such election to the Company.

(c) Following the expiration of such thirty (30) day period, the Company shall have ninety (90) days to issue or enter into an agreement to issue the additional Units with respect to which the Members' preemptive right was not exercised, at a price and upon terms no more favorable in the aggregate to the purchasers of such additional Units than specified in the Preemptive Notice. In the event the Company has not issued the additional Units or entered into an agreement to issue the additional Units within such ninety (90) day period, the Company shall not thereafter issue such additional Units without first complying again with this **Section 2.10**.

(d) Except pursuant to a Transfer of Units in accordance with **Article 7**, the preemptive right granted hereunder may not be assigned or transferred.

2.11 Fully Paid and Non-Assessable Units; Form of Units. All Membership Interests issued pursuant to, and in accordance with the requirements of, this **Article 2** shall be fully paid and non-assessable Membership Interests in the Company, except as such non-assessability may be affected by the Act. Units will be held in "book-entry" form and will not be certificated.

ARTICLE 3
MEMBERS

3.1 Limited Liability. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise solely by reason of being a Member.

3.2 Issuance of Additional Membership Interests; Admission of Additional Members. The Managers may, in their sole and absolute discretion, subject to **Section 2.10 and Section 4.1.3**, cause the Company to issue additional Membership Interests to, and to admit any Person as, a Member in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Managers may determine, including any new classes of Units. The Managers shall amend this Agreement, and the Members hereby consent to such amendment, to reflect (a) the sale of additional Membership Interests, (b) the admission of additional Members, and (c) any changes in allocations of Net Profits, Net Losses, distributions, voting rights and management participation in connection with the admission of such additional Members. Notwithstanding the foregoing, Assignees may only be admitted as substitute Members in accordance with **Article 7**.

(a) Class B Units. The Class B Units are intended to allow the Company to raise capital for its operations and growth. Concurrently with the issuance of Class B Units to a Class B Member, such Class B Member shall execute a signed counterpart to this Agreement. The Managers may authorize and issue any number of Class B Units from time to time without the consent of the Members, subject to **Section 4.1.3.** The Managers may, without the consent of the Members, authorize and issue any number of Class B Units as they shall determine from time to time. The Managers or a duly authorized committee thereof, are expressly authorized, without the consent of the Members, from time to time to create and to issue, out of authorized but unissued Class B Units, different series of Class B Units and fix for each such series such distinctive designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions as determined by the Managers or a duly authorized committee thereof.

(b) Class C Units. The Company initially authorizes 715,000 Units as Class C Units to be designated and issued pursuant to this Agreement. The Class C Units are intended to provide an opportunity for key officers, key employees, consultants and advisors who provide services to the Company to acquire a Profits Interest in the Company. Concurrently with the issuance of Class C Units to a Class C Member, such Class C Member shall execute a Class C Award Agreement and a signed counterpart to this Agreement. The Managers may, subject to **Section 4.1.3,** authorize and issue any number of Class C Units from time to time in addition to those authorized above; provided, however, that without the approval of a Majority-in-Interest of the Voting Members, the total number of authorized and issued Class C Units may not exceed twelve and one-half percent (12.50%) of the total number of Units then outstanding on a fully diluted basis (including all authorized and issued Class C Units, which shall be deemed outstanding for purposes of such determination). The Managers, subject to **Section 4.1.3,** are expressly authorized, without the consent of the Members, from time to time to create and to issue, out of authorized but unissued Class C Units, different series of Class C Units and fix for each such series such distinctive designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions (including but not limited to different AB Preference Amounts) as determined by the Managers; provided that consistent with the Class C Units' nature as Profits Interests, the Class C Units will have a value of zero ($0.00) on the effective date of each respective issuance.

3.3 Member Withdrawal.

3.3.1 Voluntary Withdrawal. Immediately upon the occurrence of a Voluntary Withdrawal in violation of this Agreement, the successor of the withdrawn Member shall thereupon become, and only have the rights of, an Assignee, and the former Member shall no longer be deemed a Member of the Company.

3.3.2 Involuntary Withdrawal. Immediately upon the occurrence of an Involuntary Withdrawal, the successor of the withdrawn Member shall thereupon become, and only have the rights of, an Assignee. The Assignee shall not be entitled to receive the fair market value of the Units as of the date of the Involuntary Withdrawal from the Company.

3.4 Termination Event.

(a) Notwithstanding anything to the contrary contained in this Agreement (but subject to **Section 3.4(b)** below), upon the occurrence of a Termination Event, the Class A Units held by BoostWebSEO, Inc. or any of its Permitted Transferees shall be immediately forfeited and extinguished, and thereafter neither BoostWebSEO, Inc. nor any of its Permitted Transferees shall own any interest in the Company whatsoever. Notwithstanding the foregoing, if the event giving rise to the Termination Event is the non-intentional and non-willful breach or default under the MSA (as defined herein), and the Platform and Deliverables under the MSA are completed in all respects, fully-functional without restriction and otherwise comply with all other terms of the MSA (including non-infringement of third party intellectual property and the Company's ownership of the Platform and Deliverables), then the Class A Units held by BoostWebSEO, Inc. or any of its Permitted Transferees shall not be forfeited or extinguished.

(b) BoostWebSEO, Inc. acknowledges and agrees that the forfeiture of its Units upon a Termination Event is reasonable under the circumstances existing as of the Effective Date.

3.5 Member Meetings. No annual or regular meetings of the Members are required. Meetings may be called by the Managers. Meetings require not less than ten (10) days prior notice to the Voting Members. The Managers will designate the place of meeting for any meeting of the Voting Members. In any instance in which the consent of the Voting Members is required under this Agreement, such consent may be obtained in any manner permitted by the Act. In particular, any action that may be taken at a meeting of the Voting Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is executed by Voting Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting; and any such action shall be effective immediately upon obtaining such consent. At all meetings of Voting Members, a Voting Member may vote in person or by proxy executed in writing by such Voting Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Managers before or at the time of the meeting. No proxy will be valid after ten (10) years from the date of its execution, unless otherwise provided in the proxy. A facsimile or photocopy of such proxy or attorney-in-fact designation will have the same force and effect as the original. Any and all Voting Members may participate in any Voting Members' meeting by, or through the use of, any means of communication by which all Voting Members participating and entitled to Vote may simultaneously hear each other during the meeting. A Voting Member so participating is deemed to be present in person at the meeting. Any assignee of a Voting Member's Units will not be entitled to vote or participate on any matter in any meeting unless such assignee becomes a substituted Voting Member as provided herein.

3.6 Transactions with the Company. Subject to any limitation set forth in this Agreement and with the prior approval of the Managers, a Member may transact business with the Company so long as the transaction is not expressly prohibited by this Agreement. Subject to other applicable laws, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

3.7 Member Compensation. Except as otherwise specifically provided in this Agreement or pursuant to a transaction permitted by **Section 3.6**, no Member or an Affiliate of a Member (in his, her or its capacity as a Member) shall receive any remuneration for services rendered or goods provided to, or on behalf of, the Company.

3.8 Members Are Not Agents. Pursuant to **Section 4.1** and the Articles, the Company's management is vested exclusively in the Managers. The Members shall have no power to participate in the Company's management except as expressly required by the Act or expressly authorized by this Agreement or the Articles. No Member, acting solely in the capacity of a Member, is a Company agent, nor does any Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to (a) bind or act in any way on the Company's behalf, (b) pledge the Company's credit, (c) execute any instrument on the Company's behalf or (d) render the Company liable for any purpose. Each Member shall indemnify, defend and hold harmless the Company and the other Members from and against any and all loss, cost, expense, liability or damage arising from or relating to any action by such Member in contravention of this **Section 3.8.**

3.9 Voting Rights

3.9.1 In General. Class A Members, Class B Members and Class C Members have voting, approval and consent rights, as may be provided herein.

3.9.2 Voting Member Approval. Except as specifically provided in this Agreement or required by law, in all matters in which a Vote of the Voting Members is required (or, in instances in which there are defaulting Voting Members, the non-defaulting Members who hold a Majority in Interest held by all non-defaulting Voting Members) the Vote of a Majority in Interest of the Voting Members shall be sufficient to authorize or approve such act. Each Voting Member shall have a number of Votes equal to the number of Units owned by that Voting Member.

3.9.3 Voting Standard. Except as otherwise specifically provided in this Agreement, all Votes of the Voting Members may be given or withheld, conditioned or delayed as the Voting Members may determine in their sole and absolute discretion.

ARTICLE 4
MANAGEMENT

4.1 Management of the Company by Managers

4.1.1 Exclusive Management. Subject to the provisions of the Articles and this Agreement relating to actions required to be approved by the Voting Members, the Company's business, property and affairs shall be managed, and all powers of the Company shall be exercised, by or under the direction of the Managers in their sole business judgment and discretion.

4.1.2 Agency Authority. The Managers are authorized to endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company, and the Managers may sign all (a) checks, drafts and other instruments obligating the Company to pay money and (b) contracts and obligations on the Company's behalf.

4.1.3 Voting By Managers. Each Manager shall have one (1) vote. All actions taken by a Manager or Managers under this Agreement shall be approved by a majority of the Managers; however, the issuance of any Class B Units (other than the initial issuance of Class B Units in connection with the Company's first equity raise) or the creation of any new class of Units shall require the approval of at least eighty percent (80%) of the then-serving Managers.

4.2 Election, Resignation and Removal of Managers

4.2.1 Election. The Company shall have seven (7) Managers, whom shall initially be Robert Young, Josiah Cameron, Taz Varkey, Wayne Orkin, Mark Poling and Vahid Redjal. The seventh (7th) Manager shall remain vacant until a Manager is appointed pursuant to **Section 4.2.4** below. Unless a Manager resigns or is removed, each Manager shall hold office until a successor shall have been elected and qualified. A Manager need not be a Member, an individual, a resident of any particular state or a citizen of the United States.

4.2.2 Resignation. A Manager may resign at any time by giving written notice to the Company without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party. The resignation of a Manager shall take effect upon receipt of that notice or at such later time specified in the notice. Unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make the resignation effective. The resignation of a Manager who also is a Member shall not (a) affect the Manager's rights as a Member, (b) constitute a Withdrawal of a Member or (c) affect any of the rights the Manager or the Manager's Affiliate may have under any written agreement with the Company.

4.2.3 Removal. Each Manager shall be deemed automatically removed upon the death or Disability of such Manager. Additionally, any Manager may be removed at any time, with or without cause, by the written Vote of a Majority in Interest (subject, however, to **Section 4.2.5** below); provided, however: (A) except in the case of a Termination Event, the removal of Wayne Orkin as a Manager shall require either (i) a Vote of at least eighty-five percent (85%) of the outstanding Units which are entitled to Vote or (ii) a Vote of a Majority in Interest of the Members and a majority of the Managers, and (B) upon the occurrence of a Termination Event, Wayne Orkin shall be automatically removed as a Manager of the Company. Any removal shall not affect the Manager's rights as a Member or constitute a Withdrawal or Involuntary Withdrawal of a Member.

4.2.4 Vacancies. Any vacancy occurring for any reason in the number of Managers may be filled by a Vote of a Majority in Interest (subject to **Section 4.2.5** below).

4.2.5 Robert Young Management Right. Notwithstanding anything to the contrary contained in this **Section 4.2**, for so long as Robert Young (or one or more of his Permitted Transferees) owns at least fifteen percent (15%) of the total number of Units then outstanding (including all authorized Class C Units, which shall be deemed outstanding for purposes of such determination), he shall have the right to designate one (1) Manager of the Company, who shall initially be Robert Young. In the event Robert Young dies or Robert Young (or one or more of his Permitted Transferees) ceases to own at least fifteen percent (15%) of the total number of Units then outstanding, then Robert Young (or one or more of his Permitted Transferees) shall cease to have the right to designate a Manager pursuant to this **Section 4.2.5**.

4.3 Managers' Powers

4.3.1 General Powers. Without limiting the generality of **Section 4.1.1**, but subject to **Section 4.1.3** and **Section 4.3.2** and to the express limitations set forth elsewhere in this Agreement, the Managers shall have all necessary powers to manage and carry out the purposes, business, property and affairs of the Company, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers that a Manager of a limited liability company is authorized to exercise under the Act, including, without limitation, the power to:

(a) Acquire, purchase, renovate, improve, alter, rebuild, demolish, replace, own, develop, operate and otherwise deal with any property (real or personal, tangible or intangible) that the Managers determine is necessary or appropriate or in the interest of the Business, and to acquire options for the purchase of any such property;

(b) Sell, exchange, lease, license or otherwise dispose of any property (real or personal, tangible or intangible) owned by the Company, or any part thereof, or any interest therein;

(c) Create and issue different Company Securities, including different classes or series of Units;

(d) Borrow money from any party, including a Manager, Member or their Affiliates, issue evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend or change the terms of, or extend the time for the payment of, any indebtedness or obligation of the Company, and secure such indebtedness by mortgage, deed of trust, pledge, security interest or other lien on Company assets;

(e) Guarantee the payment of money or the performance of any contract or obligation of any Person;

(f) Sue on, defend or compromise any and all claims or liabilities in favor of or against the Company; submit any or all such claims or liabilities to arbitration; and confess a judgment against the Company in connection with any litigation in which the Company is involved;

(g) Employ, dismiss from employment and make other decisions concerning Company employees, including salaries, bonuses, benefits and other remuneration;

(h) Retain legal counsel, auditors and other professionals in connection with the Company business and to pay therefor such remuneration as the Managers may determine (the Managers approve the retention of Corleto, Ackerman & Nussbaum LLP as counsel to the Company);

(i) Purchase liability and other insurance to protect any property (real or personal, tangible or intangible) and the Company's business;

(j) Contract on behalf of the Company for the provision of services or goods by vendors, employees, and/or independent contractors (the Managers hereby approve and authorize the Company to enter into the MSA with BoostWebSEO, Inc.);

(k) Appoint such officers and agents of the Company as the Managers shall determine for such terms as the Managers shall determine, to remove such officers and agents, to prescribe such powers and duties for them as may not be inconsistent with law or this Agreement;

(l) Open one or more bank accounts in the name of the Company and to authorize the Managers and/or one or more officers or agents, in the name of and on behalf of the Company, to sign checks, drafts or other orders for the payment of money, notes, or other evidences of indebtedness; to endorse for deposit and/or deposit to the credit of the Company at any bank, trust company, or banking institution in which the Company may maintain an account, cash, checks, notes, drafts, or other bankable securities or instruments; to make, deliver, accept, or endorse any commercial paper in connection with the business of the Company;

(m) Expend Company funds in connection with the business of the Company;

(n) Pay all taxes, licenses, or assessments of whatever combination imposed on or against the Company or its property or assets, and to make such returns or to do all such acts or things as may be deemed necessary or advisable in connection therewith;

(o) Care for and distribute funds and property to the Members; and

(p) Make all elections for federal and state income tax purposes.

4.3.2 Limitations on Powers. Notwithstanding anything to the contrary in this Agreement, the Managers, subject to **Section 4.1.3,** shall not engage in any of the following transactions without first obtaining the affirmative Vote of a Majority in Interest:

(a) Alter the Company's Business as set forth in **Section 1.6**;

(b) Sell, exchange or otherwise dispose of all, or substantially all, of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a twelve (12) month period;

(c) Do any act that would make it impossible to carry on the ordinary business of the Company;

(d) Except as set forth in Article 8, the merger of the Company with another limited liability company or corporation, general partnership, limited partnership or other entity (except that any act which would cause a Member to incur personal liability for the obligations of the Company or its successor shall also require the consent of such Member); or

(e) The authorization and issuance of Class C Units in excess of the amounts permitted by **Section 3.2(b).**

4.4 Fiduciary Duties. The only fiduciary duties a Manager owes to the Company and the Members are the duty of loyalty and the duty of care set forth in subsections (a) and (b) below:

(a) A Manager's duty of loyalty to the Company and the Members is limited to the following:

(i) To account to the Company and hold as trustee for the Company any property, profit or benefit derived by the Managers in the conduct or winding up of the Company's business or derived from any use by the Managers of Company property, including the appropriation of a Company opportunity, without the consent of the Voting Members; and

(ii) To refrain from dealing with the Company in the conduct or winding up of the Company's business as or on behalf of a party having an interest adverse to the Company without the consent of the Voting Members.

(b) A Manager's duty of care to the Company and the Members in the conduct and winding up of the Company's business is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law by the Manager.

4.5 Devotion of Time. The Managers are not obligated to devote all of the Manager's time or business efforts to the Company's affairs. The Managers shall devote whatever time, effort and skill as the Managers deem appropriate, in their sole and absolute discretion, for the Company's operation.

4.6 Third Party Reliance. Third parties dealing with the Company shall be entitled to rely conclusively on the power and authority of the Managers and the Company's officers as set forth in this Agreement.

4.7 Transactions between the Company and a Manager. Notwithstanding that it may constitute a conflict of interest, the Managers may, and may cause their Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service with the Company) so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company.

4.8 Expenses. The Managers shall be entitled to reimbursement for expenses reasonably incurred, and advances reasonably made, in furtherance of the Company's business.

4.9 Officers

4.9.1 Appointment. The Managers may, but shall not be obligated to, appoint officers at any time to assist the Managers in managing the Company's day-to-day business operations. The officers may include, without limitation, a chairman, president, chief executive officer, vice president, chief operating officer, secretary and chief financial officer. The officers shall serve at the pleasure of the Managers, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices and need not be a resident of the State of California or citizen of the United States. If a Manager is not an individual, such Manager's officers may serve as officers of the Company if elected by the Manager. The officers shall exercise such powers and perform such duties as specified in this Agreement and as shall be determined from time to time by the Manager; *provided, however*, that in no event shall any officer have any right, duty, power or authority greater than that delegated to the Managers.

4.9.2 Removal, Resignation and Filling of Vacancies. Subject to **Section 4.1.3** and the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Managers at any time. Any officer may resign at any time by giving written notice to the Managers. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

4.9.3 Salaries of Officers. The Company may pay such compensation to any Company officer or employee pursuant to an employment agreement or other arrangement as may be determined by the Managers. No officer or employee shall be prevented from receiving any salary because the officer also is a Manager and/or Member. Each salary payment to an officer or Manager who also is a Member shall be deemed a "**guaranteed payment**" under Section 707(c) of the Code.

4.9.4 Duties and Powers of the CEO and/or President. The CEO and/or president (if any) shall, subject to the control of the Managers, have general and active management of the business of the Company and shall see that all orders and resolutions of the Voting Members and Managers are carried into effect. The CEO and/or president (if any) shall have the general powers and duties of management usually vested in the office of president of a corporation and shall have such other powers and duties as may be prescribed by the Managers or this Agreement. The CEO and/or president (if any) shall execute bonds, mortgages and other contracts, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Managers to some other officer or agent of the Company.

4.9.5 CEO and President. The initial CEO is Mark Poling and the initial President is Robert Young. For so long as Mark Poling is the CEO and Robert Young is the President, any deadlock between the CEO and President shall be resolved by a tiebreaker vote given by Robert Young.

4.10 Signing Authority. The Managers (and officers, as provided herein) shall have the exclusive authority to execute all documents in the ordinary course of business on behalf of the Company for itself or in its capacity as a general partner of any limited or general partnership or as a member or manager of any limited liability company, which shall be valid and binding on such partnership or limited liability company and may be relied upon by all persons dealing with the Company. Bank accounts may be established by the Company, and any one (1) Manager or executive officer, acting alone, shall be authorized (a) to sign checks and other withdrawals, and (b) to conduct all other business of the Company, including executing agreements or contracts on behalf of the Company. Subject to **Section 4.3.2,** any single Manager or executive officer of the Company, acting alone, is authorized and directed to execute any and all agreements, contracts, amendments, modifications or any other documents or instruments, and to take such further acts and actions as may be necessary or required in connection with the ordinary course of business of the Company.

4.11 Limitation of Liability. No Person who is a Manager or officer, or both a Manager and an officer of the Company, shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Manager or officer, or both a Manager and an officer.

ARTICLE 5
TAX ALLOCATIONS

5.1 Net Losses. Net Losses shall be allocated as set forth on ***Schedule B*** attached hereto and made a part hereof.

5.2 Net Profits. Net Profits shall be allocated as set forth on ***Schedule B*** attached hereto and made a part hereof.

5.3 Special Allocations. Notwithstanding **Sections 5.1** and **5.2**, the following special allocations (the "**Regulatory Allocations**") shall be made in the following order:

5.3.1 Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, in subsequent fiscal years) in an amount equal to the portion of such Member's net decrease in Company Minimum Gain that is allocable to the disposition of Company property subject to a Nonrecourse Liability, which net decrease shall be determined in accordance with Regulations Section 1.704-2(g)(2). Allocations pursuant to this **Section 5.3.1** shall be made in proportion to the amounts required to be allocated to each Member under this **Section 5.3.1.** The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f). This **Section 5.3.1** is intended to comply with the minimum gain chargeback requirement contained in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

5.3.2 Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt, during any Fiscal Year, each member who has any Company Minimum Gain attributable to such Member Nonrecourse Debt shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, in subsequent Fiscal Years) in an amount equal to that portion of such Member's net decrease in Company Minimum Gain attributable to such Member Nonrecourse Debt that is allocable to the disposition of Company property subject to such Member Nonrecourse Debt (which net decrease shall be determined in accordance with Regulations Section 1.704-2(i)(5)). Allocations pursuant to this **Section 5.3.2** shall be made in proportion to the amounts required to be allocated to each Member under this **Section 5.3.2.** The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This **Section 5.3.2** is intended to comply with the minimum gain chargeback requirement contained in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

5.3.3 Qualified Income Offset. If a Member unexpectedly receives any adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), or if any other event creates a deficit balance in such Member's Capital Account in excess of such Member's Company Minimum Gain, then items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such excess deficit balance as quickly as possible. All special allocations of items of income and gain pursuant to this **Section 5.3.3** shall be taken into account in computing subsequent allocations of income and gain pursuant to this **Article 5** so that the net amount of any item so allocated and the income, gain and losses allocated to each Member pursuant to this **Article 5** to the extent possible shall be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this **Section 5.3.3** if such unexpected adjustment, allocation or distribution had not occurred.

5.3.4 Gross Income Allocation. If any Member has a deficit Capital Account at the end of any Fiscal year that is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement and (ii) the amount such Member is obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(10 and 1.704-2(i)(5), such Member shall be specially allocated items of Company income and gains in the amount of such excess as quickly as possible; *provided, however*, that an allocation pursuant to this **Section 5.3.4** shall be made only if and to the extent that such Members would have a deficit Capital Account in excess of such sum after all other allocations provided for in this **Section 5.3** have been made other than those allocations pursuant to **Section 5.3.3** and this **Section 5.3.4**.

5.3.5 Nonrecourse Deductions. All nonrecourse deductions (as defined in Regulations Section 1.704-2(b)(1)) for any Fiscal Year or other period shall be specially allocated to the Class A Members and Class B Members in proportion to their Units.

5.3.6 Member Nonrecourse Deductions. Those items of Company loss, deduction or Section 705(a)(2)(B) of the Code expenditures that are attributable to Member Nonrecourse Debt for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such items are attributable in accordance with Regulations Section 1.704-2(i).

5.3.7 Section 754 Adjustments. Regulations Section 1.704-1(b)(2)(iv)(m) may require the Company to adjust the Members' Capital Accounts if the Company adjusts the tax bases of its assets pursuant to Sections 734(b) or 743(b) of the Code following an election pursuant to Section 754 of the Code. Any such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis). Such gain or loss shall be specially allocated among the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted. Such gain or loss also shall be included in any calculation of the aggregate Net Profit or Net Loss allocated to a Member for the purpose of determining the amount of any subsequent allocation that such Member is to receive pursuant to this Agreement.

5.4 Member Services; Interest Payments. Notwithstanding any other provision of this Agreement, if a final determination, assessment or adjudication is made or conceded to on behalf of the Company that any amount paid to a Member for services authorized to be rendered by such Member, or interest authorized to be paid to such Member, under this Agreement is not deductible for income tax purposes during any Fiscal Year of the Company, then the Company shall specially allocate items of income and gain, for that Fiscal Year or subsequent Fiscal Years as necessary, to the Member in the amount of the disallowed payment. Notwithstanding any other provision of this Agreement, such items of income and gain shall not be included in any calculation of the aggregate amount of Net Profit and Net Loss allocated to such Member.

5.5 Corporate Tax Treatment. The provisions of this **Article 5** shall be of no force or effect during such times as the Company is treated for federal income tax purposes as a corporation.

5.6 Curative Allocations. The allocations set forth in this Agreement are intended to comply with certain requirements of Regulations Section 1.704-1(b). Because it is not possible to foresee every possible future event during the term of the Company, the allocations might not be consistent with the manner in which the Members intend to allocate Company distributions in all situations. Accordingly, the Managers may allocate income, gain, loss and deductions among the Members in a manner to prevent the allocations from distorting the manner in which Company distributions are intended to be shared among the Members. The Managers shall have the discretion to accomplish this result in any reasonable manner.

5.7 Loss Limitation. Net Loss allocated pursuant to **Section 5.1** shall not exceed the maximum amount of Net Loss that can be so allocated without causing any Class A or Class B Unitholder to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. If some, but not all, of the Class A or Class B Unitholders would have Adjusted Capital Account Deficits as a consequence of an allocation of Net Loss pursuant to this **Section 5.7**, then the limitation set forth in this **Section 5.7** shall be applied on a Unitholder by Unitholder basis (Class A and Class B), and Net Losses not allocable to any Class A or Class B Unitholder as a result of such limitation shall be allocated to the other Class A or Class B Unitholder in accordance with the positive balances in such Class A or Class B Unitholder's Capital Accounts so as to allocate the maximum permissible Net Losses to each Class A or Class B Unitholder under Regulations Section 1.704-1(b)(2)(ii)(d).

Any Net Loss reallocated under this **Section 5.7** shall be taken into account in computing subsequent allocations of Net Profit and Net Loss pursuant to this **Article 5**, so that the net amount of any such item so allocated and the Net Income and Net Losses allocated to each Unitholder pursuant to this **Article 5**, to the extent possible, shall be equal to the net amount that would have been allocated to each such Unitholder pursuant to **Section 5.2** if no reallocation of Net Loss had occurred under this **Section 5.7**.

5.8 Section 704(c) of the Code Allocations. Notwithstanding any other provision in this **Article 5**, in accordance with Section 704(c) of the Code and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and such property's initial Gross Asset Value (computed in accordance with subparagraph (i) of the definition of "**Gross Asset Value**").

If the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of "Gross Asset Value," then subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and such asset's Gross Asset Value in the same manner as under Section 704(c) of the Code and the Regulations thereunder.

5.9 Allocation of Net Profits and Net Losses Regarding Transferred Units

(a) Notwithstanding the provisions of **Section 5.10(a)**, if any Economic Interest is Transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any Fiscal Year of the Company, Net Profit or Net Loss for such Fiscal Year shall be assigned *pro rata* to each day in the particular period of such Fiscal Year to which such item is attributable (*i.e.*, the day on or during which it is accrued or otherwise incurred), and the amount of each such item so assigned to any such day shall be allocated to the Unitholder based on such Unitholder's respective Economic Interest at the close of such day. An interim closing of the books shall not be made.

(b) For the purpose of accounting convenience and simplicity, the Company shall treat a Transfer of, or an increase or decrease in, an Economic Interest that occurs at any time during a semi-monthly period (commencing with the semi-monthly period including the date hereof) as having been consummated on the last day of such semi-monthly period, regardless of when during such semi-monthly period such transfer, increase or decrease actually occurs (*i.e.*, sales and dispositions made during the first fifteen (15) days of any month will be deemed to have been made on the 15th day of the month).

(c) Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a Capital Transaction shall be allocated solely to the parties owning Economic Interests at the date such sale or other disposition occurs.

5.10 Other Allocation Rules

(a) Except as otherwise expressly provided in this Agreement to the contrary, Net Profits and Net Losses shall be allocated among the Members holding Units of the same class in the ratio that the number of Units of each class on the date of the allocation (as determined by the Manager) bears to the total number of Units of that class that are issued and outstanding at that date, without regard to the Capital Accounts.

(b) For purposes of determining Net Profit, Net Loss or any other items allocable to any period, Net Profit, Net Loss and any such other item shall be determined on a daily, monthly or other basis, as determined by the Tax Matters Member using any permissible method under Section 706 of the Code and the Regulations thereunder.

(c) The Members are aware of the income tax consequences of the allocations made by this **Article 5** and agree to be bound by the provisions of this **Article 5** in reporting their Units of Net Profit and Net Loss for income tax purposes.

(d) Solely for purposes of determining a Class A or Class B Unitholder's proportionate Unit of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Class A or Class B Unitholders' interests in Net Profit shall be in proportion to their Percentage Interests as among them.

(e) To the extent permitted by Regulations Section 1.704-2(h)(3), the Managers shall endeavor to treat Distributions of Distributable Cash as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such Distributions would cause or increase and Adjusted Capital Account Deficit for any Member.

(f) All elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this **Section 5.10** are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or Unit of Net Profits, Net Losses, other items or distributions pursuant to any provision of this Agreement.

(g) Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction and any other allocation not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profits or Net Losses, as the case may be, for the Fiscal Year.

5.11 Tier Partnerships. Allocation rules similar to those stated in this **Article 5** will apply to the extent the Company owns an interest in another Person that is classified as a partnership for federal income tax purposes, all in accordance with Section 704(b) of the Code.

ARTICLE 6
DISTRIBUTIONS

6.1 Distributable Cash. Distributable Cash shall be distributed as set forth on ***Schedule C*** attached hereto and made a part hereof.

6.2 Capital Transaction Cash. Capital Transaction Cash shall be distributed as set forth on ***Schedule C*** attached hereto and made a part hereof.

6.3 Form of Distribution. A Member, regardless of the nature of the Member's Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. Except as provided in **Section 10.4**, no Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members.

6.4 Restriction on Distributions.

(a) No distribution shall be made if, after giving effect to the distribution: (i) the Company would not be able to pay its debts as they become due in the usual course of business, or (ii) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the distribution.

(b) The Managers may base a determination that a distribution is not prohibited on any of the following: (i) financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances, (ii) a fair valuation or (iii) any other method that is reasonable in the circumstances.

6.5 Return of Distributions. Members and Assignees who receive distributions made in violation of the Act or this Agreement shall return such distributions to the Company. Except for those distributions made in violation of the Act or this Agreement, no Member or Assignee shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or Assignee or paid by a Member or Assignee for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Member or Assignee.

ARTICLE 7
TRANSFER OF UNITS

7.1 Restrictions on Transfer. Except as otherwise permitted by this Agreement, no Member shall Transfer all or any portion of that Member's Units without the prior written consent of the Managers (subject to **Section 4.1.3**), which consent may be given or withheld, conditioned or delayed, as the Managers may determine in their sole and absolute discretion. Transfers in violation of this **Article 7** shall be effective only to the extent set forth in **Section 7.7**. After the consummation of a Transfer of any part of a Member's Units, the Units so Transferred shall continue to be subject to the terms and provisions of this Agreement, and all further Transfers shall be required to comply with all of the terms and provisions of this Agreement.

7.2 Further Restrictions on Transfers of Units. In addition to other restrictions found in this Agreement, no Member shall Transfer all or any part of such Member's Units if such Transfer would result, directly or indirectly, in the: (i) termination of the Company for tax purposes; (ii) violation of the Securities Act of 1933, as amended, or any rule or regulation thereunder, or any applicable state securities law or any rule or regulation thereunder; (iii) subjection of the Company to the reporting or registration requirements of the Securities Exchange Act of 1934, as amended; (iv) violation of any investment representation given by such Member in connection with such Member's acquisition of Units; (v) treatment of the Company as an association taxable as a corporation; or (vi) receipt of such Units by a competitor of Company.

7.3 Substitution of Members. An Assignee of Units shall have the right to become a substitute Member only upon (i) the Managers' prior written consent (subject to **Section 4.1.3**), (ii) satisfaction of the requirements of **Sections 7.2**, (iii) Assignee's execution of an instrument satisfactory to the Managers accepting and adopting the terms and provisions of this Agreement, and (iv) Assignee's payment of all reasonable expenses in connection with such Assignee's admission as a new Member. The admission of an Assignee as a substitute Member shall not result in the release of the Member who assigned the Units from any liability that such Member may have to the Company.

7.4 Permitted Transfers. Subject to compliance with **Section 7.2**, and without the Managers' prior written consent, a Member at any time may Transfer ("**Permitted Transfer**") all or any portion of such Member's Membership Interest (including upon death or by will or intestate succession to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries) to such Member's Family or any trust for the benefit of such Member or such Member's Family or a subsidiary ("**Permitted Transferee**"), provided that with respect to Class A Members and Class B Members, the transferor shall retain management and voting control over such Membership Interest (except in the case of death).

7.5 Effective Date of Transfers. In order to be in compliance with this **Article 7**, any Transfer of all or any portion of a Member's Units (except for Permitted Transfers) must, in addition to the other requirements provided in this Agreement, satisfy the requirements of **Sections 7.1, 7.2 and 7.3** (collectively, "**Transfer Requirements**"). Any transferee of Units shall take such Units subject to the restrictions on Transfer imposed by this Agreement.

7.6 Rights of Legal Representatives. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage such Member's person or property, then such Member's executor, administrator, guardian, conservator or other legal representative may exercise all of such Member's rights for the purpose of settling such Member's estate or administering such Member's property, including any power that such Member has under the Articles or this Agreement to give an Assignee the right to become a Member. If a Member is a corporation, trust or other entity and is dissolved or terminated, then the powers of such Member may be exercised by his legal representative or successor.

7.7 No Effect to Transfers in Violation of Agreement. Upon any Transfer of Units in violation of this **Article 7**, the transferee shall have no right to vote or participate in the management of the business, property and affairs of the Company or to exercise any right of a Member. Such transferee shall be entitled only to become an Assignee and thereafter shall only receive Net Profits, Net Losses and distributions of the Company's assets to which the transferor of such Units otherwise would be entitled. Notwithstanding the immediately preceding sentences, if, in the determination of the Company's legal counsel, a Transfer in violation of this **Article 7** would cause the Company to be treated as a corporation pursuant to Section 7704 of the Code or Regulations Section 1.7704-1 or cause the Company's tax termination under Section 708(b)(1)(B) of the Code, then the Transfer shall be null and void and the purported transferee shall not become either a Member or an Assignee.

7.8 Right of First Offer. Each time a Member proposes to Transfer all or any part of that Member's Units (or as required by operation of law or other involuntary transfer to do so) other than pursuant to **Section 7.4** ("**Transferring Member**"), and the Managers consent to such Transfer, such Member first shall offer such Units (the "**ROFO Units**") to the Class A Members and the Class B Members, and such other Members or classes of Members which may be issued and granted such right (the "**Buying Members**"), in accordance with the following provisions:

7.8.1 Notice of Proposed Transfer. Such Transferring Member shall deliver a written notice ("**Option Notice**") to the Company (which shall forward such notice to the Buying Members) stating (i) such Member's *bona fide* intention to Transfer such ROFO Units, (ii) the number and class of Units to be Transferred, (iii) the purchase price and terms of payment for which the Member proposes to Transfer such Units, (iv) the nature of the proposed Transfer (*e.g.*, sale or pledge) and (v) the name and address of the proposed transferee. Such Member shall use commercially reasonable efforts to cause the Option Notice to be signed by the proposed transferee confirming the accuracy of the information contained therein. Such Option Notice shall constitute a binding offer by the Transferring Member to sell to the Class A Members and the Class B Members the ROFO Units as set forth in the Option Notice for the cash purchase price set forth in the Option Notice and on the other terms and conditions set forth therein, except the closing date shall be as set forth below.

7.8.2 Option. The Buying Members shall have the first prior right for a period of thirty (30) days after receipt of the Option Notice to purchase all but not less than all of the Transferring Members' Units upon the same terms and conditions contained in the ROFO Notice. Each Buying Member shall have the right to purchase up to that portion of the ROFO Units which equals the proportion that such Buying Member's Percentage Interests bears to the total Percentage Interests of all Buying Members as of the date of the Option Notice by giving written notice (the "**Exercise Notice**") to the Company and the Transferring Member within thirty (30) days after receipt of the Option Notice, and to purchase up to that portion of such unsubscribed ROFO Units which equals the proportion that such participating Buying Member's Percentage Interest bears to the total Percentage Interests of all such participating Buying Members. If no Exercise Notice is given within such 30-day period, it shall be deemed a non-exercise of such Buying Member's rights.

7.8.3 Closing. If the Buyer Members elect to purchase or obtain all of the ROFO Units designated in the Option Notice, then the closing of such purchase shall occur within ninety (90) days after the Company's receipt of the Option Notice. The Transferring Member and the Buying Members shall execute such documents and instruments and make such deliveries as may be reasonably required to consummate such purchase. Additionally, the Transferring Member shall deliver to the purchaser of the Units an executed assignment of such purchased Units satisfactory in form to Company counsel (including, without limitation, warranties of title and no encumbrance).

7.8.4 Failure to Exercise Options. If the Buyer Members elects not to purchase or obtain, or defaults in the obligation to purchase or obtain, all of the ROFO Units designated in the Option Notice, then the Transferring Member may Transfer all the Units described in the Option Notice, to the proposed transferee, provided that such Transfer (i) is completed within sixty (60) days after the expiration of the Members' right to purchase such Units, (ii) is made on terms no less favorable to the Transferring Member than as designated in the Option Notice and (iii) complies with the Transfer Requirements. Compliance with **Article** 7 does not modify any of the Transfer restrictions in **Article** 7 or otherwise entitle a Member to Transfer that Member's Units other than in the manner prescribed by **Article** 7. If all such Units are not so Transferred, then the Transferring Member must give another Option Notice in accordance with this **Section 7.8** before any other or subsequent Transfer of such Units.

7.9 Bring-Along and Tag-Along Rights.

7.9.1 Notice of Transfer. If the Voting Member(s) receive a bona fide offer (whether or not solicited by him, her or it) from a third party offeror ("**Third Party**") to purchase

Units which represent more than twenty-five percent (25.00%) of the Units held by Voting Members (except in connection with **Section 7.8** above), and the Voting Member(s) intend to accept such Third Party offer (the "**Selling Unitholders**"), the Selling Unitholders shall first give written notice ("**Notice of Sale**") to the other Unitholders, which notice shall incorporate the information required in the Option Notice referred to in **Section 7.8.1**.

7.9.2 Bring-Along Rights. Notwithstanding anything to the contrary in this Agreement, if the Selling Unitholders propose to Transfer (in a sale consummated in a single transfer or a series of related transfers to a single purchaser or a group of purchasers as part of a single transaction or group of related transactions) Units representing more than twenty-five percent (25.00%) of the Units held by Voting Members, and provided that the Transfer is not an Exempt Transfer (as defined in **Section 7.9.4**), a Majority in Interest of the Voting Members shall have the right ("**Bring-Along Right**"), but not the obligation, to cause (to be exercised by giving the other Unitholders written notice) each of the other Unitholders ("**Other Unitholders**") to tender a proportional amount of their Units to the Third Party for purchase, at the same price and on the same terms as set forth in the Notice of Sale (with appropriate adjustments to reflect the difference in value of the various classes of Units as may be determined by the Managers in their sole but reasonable discretion), in order to satisfy the Third Party; and the Other Unitholders shall be bound by such election.

(a) The aggregate purchase price payable for the Units purchased in the subject Transfer will be allocated among the Members participating in such Transfer in proportion to their relative Percentage Interests as among them; provided, however, that if the Class B Members are participating in such Transfer, then the aggregate proceeds from such Transfer shall be allocated among the Members pursuant to the application and distribution provisions of Section 6.2 based upon the percentage of the Company being transferred to the buyer in such Transfer. For clarity purposes and solely as an example of the application of the proviso in the prior sentence, if the Transfer is for 65% of the Units and the Class B Members are participating in such Transfer, then the allocation and distribution of the aggregate proceeds from such Transfer shall be allocated and distributed as follows: (i) first, to the Class B Members participating in such Transfer in an amount equal to 65% of their then Unreturned Capital Contributions (per application of Section 6.2(a)), (ii) second, if any of such proceeds remain, to the Class A Members participating in such Transfer in an amount equal to 65% of their then Unreturned Capital Contributions (per application of Section 6.2(b)), and (iii) thereafter, any remaining proceeds to the Members participating in such Drag-Along Sale in accordance with their respective Percentage Interests as among them (per application of Section 6.2(c) but subject to any proportional and equitable application of any AB Preference Amounts).

7.9.3 Tag-Along Right. At the option of the Other Unitholders (to be exercised by giving the Selling Unitholders written notice), the Selling Unitholders, in the event a Third Party desires to purchase more than twenty-five percent (25.00%) of the Units held by Voting Members (in a sale consummated in a single transfer or a series of related transfers to a single purchaser or a group of purchasers as part of a single transaction or group of related transactions), and provided that the Transfer is not an Exempt Transfer (as defined in **Section 7.9.4**)) agree that they will not complete any sale of Units unless they have arranged for the purchase of a proportionate number of such Other Unitholders' Units on terms and conditions not less favorable than the terms and conditions on which the Selling Unitholders are selling their Units (the "**Tag Along Right**"), and the Selling Unitholders shall be bound by such election (with appropriate adjustments to reflect the difference in value of the various classes of Units as may be determined by the Managers in their sole but reasonable discretion). If the Other Unitholders do not exercise their Tag Along Right, the Selling Unitholders shall still comply with the transfer provisions set forth in **Article 7**.

(a) The aggregate proceeds of any Transfer to which this **Section 7.9.3** applies shall be allocated among the Selling Unitholders and the participating Other Unitholders in proportion to their relative Percentage Interests being sold; provided, however, that if (a) the applicable Transfer constitutes, individually or in the aggregate with one or more related Transfers, a Change in Control of the Company, and (b) the Class B Members are participating in the applicable Transfer solely as Other Unitholders and not as Selling Unitholders, then the aggregate proceeds from such Transfer shall be allocated among the Selling Unitholders and the participating Other Unitholders pursuant to the application and distribution provisions of **Section 6.2** based upon the percentage of the Company being transferred to the Third Party in such Transfer. For clarity purposes and solely as an example of the application of the proviso in the prior sentence, if Class A Members are proposing to sell 80% of their Units as part of the proposed Transfer constituting a Change in Control, the allocation and distribution of the aggregate proceeds from such Transfer shall be allocated and distributed as follows: (i) first, to the Class B Members participating in such Co-Sale Sale in an amount equal to 80% of their then Unreturned Capital Contribution (per application of **Section 6.2(a)**), (ii) second, if any of such proceeds remain, to the Class A Members participating in such Transfer in an amount equal to 80% of their then Unreturned Capital Contribution (per application of **Section 6.2(b)**), and (iii) thereafter, any remaining proceeds to the Members participating in such Transfer in accordance with their respective Percentage Interests as among them (per application of **Section 6.2(c)** but subject to any proportional and equitable application of any AB Preference Amounts).

7.9.4 Exempt Transfer. The following transactions shall constitute "**Exempt Transfers**" as that term is used in this Agreement: (i) a Transfer to the Company, (ii) a Transfer by will or intestate succession to such Unitholders executors, administrators, testamentary trustees, legatees or beneficiaries, (iii) a Transfer to one or more Affiliates of such Unitholder, provided such transferor maintains at all times management control over such Affiliate, and (iv) a Permitted Transfer.

ARTICLE 8
CHANGE IN FORM

8.1 Generally. The Members acknowledge and agree that the Managers in their discretion may cause the Company to be converted into a form different from that of the current form of the Company (a "**Change in Form**"), including if it proposes to undertake an initial public offering of equity in the Company. Accordingly, the Members agree that, upon such a determination by the Managers in their discretion (subject to **Section 4.1.3**), the Managers shall be entitled and empowered to take any and all actions the Managers deem necessary or desirable so that the Company may continue its Business and undergo one or more Changes in Form. The Managers shall effect the Change in Form in such manner as reasonably determined by the Managers (as provided for in this Agreement) to fairly represent the relative economic and other rights of the Members (including the manner of designating Managers) as members of the

Company at the time and shall use reasonable efforts to minimize taxes and costs to be incurred by the Company, the Members or the resulting entity (subject to the requirements of **Section 8.3**). The Change in Form may take the form of, without limitation, a merger of the Company into another entity, a contribution of all of the Units of the Members in the Company to another entity, and the distribution of its ownership interests to the Members, a transfer of the assets, subject to the liabilities, of the Company to another entity and the distribution of its ownership interests to the Members, a conversion authorized by the Act, or such other form as the Managers shall determine to be appropriate. Any Change in Form pursuant to this **Section 8.1** may be completed by the Managers with no further action by any Member acting as such and no Member shall have any veto or other right to vote on a Change in Form. Each Member hereby agrees to use commercially reasonable efforts to take such action that the Managers may reasonably deem necessary or desirable in connection with a Change in Form, including any such action reasonably necessary or desirable to achieve the federal or other tax effect of the Change in Form desired by the Managers at the time of the Change in Form.

8.2 Specific Types of Change in Form. The Change in Form may include but will not be limited to one or more of the following: (a) a change to a corporation, statutory trust or association, other trust, a general or limited partnership, another limited liability company or other entity or association or Person organized, formed or created under the laws of Delaware or any other jurisdiction; or (b) filing an election with the Internal Revenue Service to be classified as a corporation.

8.3 Ownership Interests in the Resulting Entity. The shares, units, membership interests or other ownership interests of the entity, association or other Person resulting from the Change in Form shall be divided into classes and series and shall be allocated to and among the Members in such manner as shall result in the Members having substantially the same relative economic and other rights including with respect to voting, assets, and profits and losses of the resulting Person as the Members had in voting, assets, and profits and losses of the Company immediately prior to the Change in Form, subject, however to any change resulting from any difference in taxation of the resulting entity, association or other Person that may occur as a result of the Change in Form. The Managers in their discretion shall establish the terms of the organizational documents of any resulting Person; provided that such terms shall be consistent with the terms of this **Section 8.3**.

ARTICLE 9
ACCOUNTING, BOOKS AND RECORDS

9.1 Books and Records. The Company shall keep books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company. Any Voting Member or its designated representative shall have the right, during normal business hours and upon two business days prior written notice to the Managers specifying the records or information desired and the purpose for which the records or information is sought, to have access to and inspect and copy, at its expense, the contents of such books or records. Any Manager shall at all times have access to the books and records of the Company.

9.2 Annual Statements. The Managers shall cause to be prepared at least annually, at the Company's expense, information necessary for the preparation of the Members' and

Assignees' federal and state income tax returns. The Managers shall send or cause to be sent to each Member or Assignee within ninety (90) days after the end of each taxable year such information as is necessary to complete federal and state income tax or information returns and a copy of the Company's federal, state and local income tax or information returns for that year.

9.3 Filings. The Managers, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed (including extensions) with the appropriate authorities. The Managers, at the Company's expense, also shall cause to be prepared and timely filed (including extensions), with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Articles and all reports required to be filed by the Company with those entities under the Act or other then-current applicable laws, rules and regulations.

9.4 Bank Accounts. The Managers shall cause the Company's funds to be maintained in one or more separate bank accounts in the Company's name and shall not permit the Company's funds to be commingled in any fashion with the funds of any other Person.

9.5 Accounting Decisions and Reliance on Others. Except as otherwise specified in this Agreement, the Managers shall make all decisions regarding accounting matters. The Managers may rely on the advice of the Company's accountants and other officers as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

9.6 Tax Matters. The Managers from time to time shall cause the Company to make such tax elections as the Managers deem to be in the best interests of the Company and the Members. The Tax Matters Partner shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company's funds for professional services and costs associated therewith. The Tax Matters Partner shall oversee the Company's tax affairs in the overall best interests of the Company. If for any reason the Tax Matters Partner no longer can serve in that capacity or ceases to be a Member, a new Tax Matters Partner may be designated by the Managers.

ARTICLE 10
DISSOLUTION AND WINDING UP

10.1 Dissolution Events. The Company shall dissolve, dispose of its assets and wind up its affairs only upon the first to occur of the following events (each, a "**Dissolution Event**"):

(a) the election of the Managers (subject to **Section 4.1.3**), with the consent of a Majority in Interest of the Voting Members, to dissolve the Company;

(b) the sale or other disposition of all or substantially all of the Company's assets;

(c) the entry of a decree of judicial dissolution; or

(d) the happening of any event that makes it unlawful, impossible or impracticable to carry on the Company's business.

10.2 Winding Up. Upon the occurrence of a Dissolution Event, the Company shall execute a Certificate of Dissolution in such form as prescribed by the Secretary of State and the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. No Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. The Managers (or, in the event there are no remaining Managers, any Person elected by a Majority in Interest of the Voting Members) shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the Company's liabilities and assets, shall cause the Company's assets to be sold or distributed and, if sold as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in **Section 10.3**. The Persons winding up the Company's affairs shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the Company's records. Such Persons shall be entitled to reasonable compensation for winding up the Company's affairs.

10.3 Distributions in Kind. Any non-cash asset distributed to one or more Members first shall be valued at its fair market value to determine the Net Profit or Net Loss that would have resulted if such asset were sold for such value, such Net Profit or Net Loss shall then be allocated pursuant to **Article 5**, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). Unless the Members otherwise agree, the fair market value of the assets shall be determined by an independent appraiser who shall be selected by the Managers. Any such appraiser must be recognized as an expert in valuing the type of asset involved.

10.4 Liquidating Distributions. After determining that all known debts and liabilities of the Company have been paid or adequately provided for (including, without limitation, debts and liabilities to Members who are creditors of the Company), the remaining assets shall be distributed to the Unitholders pursuant to **Section 6.2**. Such liquidating distributions shall be made by the end of the Company's taxable year in which the Company is liquidated or, if later, within ninety (90) days after the date of such liquidation.

10.5 Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely at the assets of the Company for the return of that Member's positive Capital Account balance and shall have no recourse for that Member's Capital Contribution and/or Net Profits (upon dissolution or otherwise) against the Managers or any other Member.

10.6 Certificate of Cancellation. Upon completion of the Company's winding up, the Managers shall file a Certificate of Cancellation of the Articles in the office of, and on a form prescribed by, the Secretary of State.

10.7 No Action for Dissolution. Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes a Dissolution Event. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by **Section 10.1**. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Economic Interests. Accordingly, except where the Managers have failed to liquidate the Company as required by this **Article 10**, each Member hereby waives and renounces such Member's right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that (a) it is not reasonably practicable to carry on the business of the Company in conformity with the Articles or this Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member. Damages for breach of this **Section 10.7** shall be monetary damages only (and not specific performance), and the damages may be offset against distributions by the Company to which such Member otherwise would be entitled.

ARTICLE 11
INDEMNIFICATION AND INSURANCE

11.1 Indemnification of Agents. The Company shall defend, indemnify and hold harmless each Manager, officer and Member and may indemnify any other Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been such a Member, Manager, officer, employee or agent, he is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit. The Managers shall be authorized, on behalf of the Company, to enter into indemnity agreements from time to time with any Person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Managers deem appropriate in the Managers' sole business judgment.

11.2 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this **Article 11** or the Act. If a Person receives payment from any insurance carrier or from the plaintiff in any action against such Person with respect to indemnified amounts after payment on account of all or part of such indemnified amounts having been made by the Company pursuant to this **Article 11**, then such Person shall reimburse the Company for the amount, if any, by which the sum of such payment by such insurance carrier or such plaintiff and payments by the Company to such Person exceeds such indemnified amounts; *provided, however*, that such portions, if any, of such insurance proceeds that are required to be reimbursed to the insurance carrier under the terms of its insurance policy shall not be deemed to be payments to such Person hereunder. Additionally, upon payment of indemnified amounts under the terms and conditions of this Agreement, the

Company shall be subrogated to such Person's rights against any insurance carrier with respect to such indemnified amounts (to the extent permitted under such insurance policies). Such right of subrogation shall be terminated upon receipt by the Company of the amount to be reimbursed by such Person pursuant to the first sentence of this **Section 11.2**.

ARTICLE 12
INVESTMENT REPRESENTATIONS

Each Member, severally and on behalf of such Member only, represents and warrants to, and agrees with, the Managers, the other Members and the Company as follows:

12.1 Information. Such Member has received and carefully read and is familiar with this Agreement and all other documents in connection therewith, and such Member confirms that all documents, records and books pertaining to the investment in the Company have been made available to such Member and/or to such Member's personal investment, tax and legal advisors, if such advisors were used by such Member.

12.2 Reliance on Information. Such Member has relied only on the information contained in this Agreement, and no written or oral representation or information that is in any way inconsistent with this Agreement has been made or furnished to such Member or to such Member's purchaser representative in connection with the offering of the Units.

12.3 Legends. The Member understands that the certificates (if any) evidencing the Units may bear one or all of the following legends:

(a) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS WHICH ARE SET FORTH IN THE COMPANY'S OPERATING AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY."

(b) Any legend required by applicable state securities laws.

12.4 No Representations By Company. No Manager, agent or employee of the Company or of any Manager, or any other Person has at any time expressly or implicitly represented, guaranteed, or warranted to the Member that the Member may freely transfer the Units, that a percentage of profit and/or amount or type of consideration will be realized as a result of an investment in the Company, that past performance or experience on the part of the Managers or the Managers' Affiliates or any other Person in any way indicates the predictable results of the ownership of the Units or of the overall Company business, that any cash distributions from Company operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

12.5 Consultation with Attorney. The Member has been advised to consult with the Member's own attorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent the Member considers necessary.

12.6 Tax Consequences. The Member acknowledges that the tax consequences to the Member of investing in the Company will depend on the Member's particular circumstances, and neither the Company, the Managers, the Members, nor the partners, shareholders, members, managers, agents, officers, directors, employees, Affiliates, attorneys or consultants of any of them will be responsible or liable for the tax consequences to the Member of an investment in the Company. The Member will look solely to, and rely upon, the Member's own advisers with respect to the tax consequences of this investment and any agreements or documents executed by Member in connection with this Agreement.

12.7 No Assurance of Tax Benefits. The Member acknowledges that there can be no assurance that the Code or the Regulations will not be amended or interpreted in the future in such a manner so as to deprive the Company and the Members of some or all of the tax benefits they might now receive or expect to receive, or that some of the deductions claimed by the Company or the allocations of items of income, gain, loss, deduction, or credit among the Members may not be challenged by the Internal Revenue Service.

12.8 Restrictions. The Units represented by this document are subject to further restriction as to their sale, transfer, hypothecation, or assignment as set forth in this Agreement and agreed to by each Class B Member. Said restriction provides, among other things, that no Unit may be Transferred, except as permitted by Article 7 above.

12.8.1 Each Member represents and warrants that such Class B Member has not seen or received any advertisement or general solicitation with respect to the sale of the Units.

12.8.2 Each Member represents and warrants that (i) such Member has a preexisting personal or business relationship with the Company, the Managers or one or more of their Affiliates, members, managers or controlling persons and is aware of its (their) characters, business acumen, and general business and financial circumstances; or (ii) by reason of his or her financial experience, or by reason of the business or financial experience of his or her financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, he or she is capable of evaluating the risks and merits of an investment in the Company and of protecting his or her own interests in connection with this investment.

12.8.3 Each Member acknowledges that during the course of this transaction and before purchasing the Units, such Member has been provided with financial and other written information about the Company. Each Member represents and warrants that such Member has been given the opportunity to obtain any information and ask questions concerning the Company, the Units in the Company, and such Member's investment that such Member felt necessary; and to the extent such Member availed himself or herself to that opportunity, such Member has received satisfactory information and answers.

12.8.4 Each Member represents and warrants that, in reaching the decision to invest in the Company, such Member has carefully evaluated his or her financial resources and investment position and the risks associated with the investment, and acknowledges that such Member is able to bear the economic risks of this investment.

12.9 Investment Risk. Each Member acknowledges that the Units are a highly speculative investment which involves a substantial degree of risk of loss by him or her (including of his or her entire investment in the Company), that he or she understands and takes full cognizance of the risk factors related to the purchase of its Units.

12.10 Restrictions on Transferability. Each Member acknowledges that there are substantial restrictions on the transferability of the Units pursuant to this Agreement, that there is no public market for the Units and none is expected to develop, and that, accordingly, it may not be possible for him or her to liquidate his or her investment in the Company.

12.11 Representations. Each Member hereby represents and warrants to the Company and to each Member that such Member's acquisition of Units hereunder is made for such Member own account and not for resale or distribution of such Units.

12.12 Units Not Registered. The Units represented by this document have not been registered or qualified under any securities laws (including the Securities Act of 1933, as amended (the "**Securities Act**")), and the transferability of such Units is restricted. Such Units may not be Transferred by a Member, nor will any assignee, vendee, transferee or endorsee thereof be recognized as having acquired any such Units for any purposes, unless (i) a registration statement under the Securities Act of 1933, as amended, with respect to such Units shall then be in effect and such transfer has been qualified under all applicable state securities laws; or (ii) the availability of an exemption from such registration and the qualification shall be established to the satisfaction of counsel to the Company.

12.13 Units are Restricted Security. Each Member understands that the Units are "restricted securities" under the Securities Act in that the Units will be acquired from the Company in a transaction not involving a public offering, and that the Units may be resold without registration under the Securities Act only in limited circumstances and that otherwise the Units must be held indefinitely. In this connection, each Member understands the resale limitations imposed by the Securities Act and is familiar with SEC Rule 144, as presently in effect, and the conditions which must be met in order for that Rule to be available for sale of "restricted securities".

12.14 No Obligation to Register. Each Member represents, warrants and agrees that the Company and the Managers are under no obligation to register or qualify the Units under the Securities Act or under any state securities law, or to assist him or her in complying with any exemption from registration and qualification.

12.15 Indemnification. A Member shall indemnify and hold harmless the Company, the Managers, each and every other Member and all officers, employees, Unitholders, partners, agents, attorneys, registered representatives, directors or control persons of any such entity who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by such Member, including, without limitation, the information in this Agreement, against losses, liabilities and expenses of the Company, the Managers, each and every other Member and all officers, employees, Unitholders, partners, attorneys, agents, registered representatives, directors or control persons of any such entity (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, suit, proceeding or the like.

ARTICLE 13
MEMBER DUTIES; CONFIDENTIALITY AND NON-COMPETITION

13.1 Confidentiality. The Members acknowledge and agree that all information provided to them by or on behalf of the Company or a Manager concerning the Business or assets of the Company or any Member shall be deemed strictly confidential and proprietary and shall not, without the prior written consent of the Managers, be (i) disclosed to any Person (other than a Member) or (ii) used by a Member other than for a Company purpose or a purpose reasonably related to protecting such Member's Membership Interest (in a manner not inconsistent with the interests of the Company). The Managers hereby consent to the disclosure by each Member of the Company information to such Member's spouse, accountants, attorneys and similar advisors bound by a duty of confidentiality; moreover, the foregoing requirements of this **Section 13.1** shall not apply to a Member with regard to any information that currently is or becomes: (i) required to be disclosed pursuant to applicable law (but only to the extent of such requirement); (ii) required to be disclosed in order to protect such Member's Units (but only to the extent of such requirement and only after consultation with the Managers); (iii) publicly known or available in the absence of an improper or unlawful action on the part of such Member; or (iv) known or available to such Member other than through or on behalf of the Company or a Managers and on a non-confidential basis. For purposes of this **Section 13.1**, Company information provided by one Member to another shall be deemed to have been provided on behalf of the Company.

13.2 Return of Materials. Upon the Company's written request, a Member shall promptly return to the Company, all confidential information (other than information necessary for such Member to prepare such Member's federal and state income tax returns) and all items derived from the confidential information that is in such Member's possession (other than income tax returns) or in the possession such member's Advisors, and neither such Member nor any Advisor will retain any document or information in any media (electronic or otherwise) containing, including or relating to confidential information. As used herein, "**Advisors**" means the Member's attorneys, certified public accountants and professional financial advisors.

13.3 Competing Activities.

13.3.1 Each Unitholder agrees that during the period of time that he, she or it holds Units in the Company, and for a period of two (2) years afterwards, such Unitholder and their officers, directors, shareholders, partners, members, managers, agents and employees, and each of their Affiliates, may not engage or invest in, independently or with others, any business activity of any type or description which might be the same as or similar to the Business or that might be in direct or indirect competition with the Company (a "**Competitive Activity**"); and the Unitholders and their Affiliates shall be obligated to present any investment opportunity or prospective economic advantage which is classified as a Competitive Activity to the Company; and the Unitholders and their Affiliates shall not have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company.

13.3.2 Notwithstanding the foregoing, (i) **Section 13.3.1** shall not apply to the Class C Members, provided, however, Class C Members shall remain subject to the terms and provisions of their respective Class C Award Agreements, and (ii) the Managers in their discretion may exempt an institutional or other investor Member not involved in the operations of the Business from the application of **Section 13.3.1**, provided, that such institutional or other investor Member shall not use or disclose (whether intentionally or inadvertently) to third parties any confidential or propriety information

13.4 Injunctive Relief. Each Unitholder acknowledges that (i) the covenants and the restrictions contained in this **Article 13** are a material factor to such Unitholder's execution of this Agreement and are necessary and required for the protection of the Company, (ii) such covenants relate to matters that are of a special, unique and extraordinary character that gives each of such covenants a special, unique and extraordinary value, and (iii) a breach of any of such covenants will result in irreparable harm and damages to the Company in an amount difficult to ascertain and that cannot be compensated adequately by a monetary award. Accordingly, in addition to any of the relief to which the Company may be entitled at law or in equity, the Company shall be entitled to temporary and/or permanent injunctive relief from any breach or threatened breach by a Unitholder of the provisions of this **Article 13** without proof of actual damages that have been or may be caused to the Company by such breach or threatened breach; and each Unitholder further agrees to waive any requirement for the securing or posting of any bond in connection with such remedies.

ARTICLE 14
AMENDMENT OF AGREEMENT

14.1 Amendment of Operating Agreement. Except as provided in **Section 1.9, Section 2.9** and **Section 3.2**, this Agreement may be adopted, altered, amended, or repealed and/or a new operating agreement may be adopted by the Vote of a Majority in Interest and the approval of a majority of the Managers.

14.2 Amendment to Articles. Except as provided in **Section 1.9, Section 2.9** and **Section 3.2**, notwithstanding any provision to the contrary in the Articles or this Agreement, in no event shall the Articles be amended without the Vote of a Majority in Interest and the approval of a majority of the Managers.

14.3 Limitation. Notwithstanding the foregoing amendment requirements, other than in connection with a pro rata dilution of a Member's Percentage Interest (which pro rata dilution shall be calculated only with respect to a Member's particular class or series of Units) in connection with the admission of new Member(s) and/or the issuance of Company Securities or additional Units, a Member's right to participate in Distributions shall not be changed without such Member's consent, and the Company shall in no way increase the personal liability of any Member without such Member's consent (it being understood that any Strategic Unit Issuance, issuance of Class C Units, or issuance of a senior class of equity shall not be considered to affect any holder of a junior class of equity disproportionately or require their consent). Subject to the provisions of this **Article 14**, the Managers may (subject to **Section 4.1.3**) amend this Agreement without any vote consent, approval, authorization or other action of any Unitholder to (a) designate the rights, preferences, privileges and restrictions granted to and imposed upon any new Members and/or Assignees or any Units representing any class or series thereof, and to fix the number of Units of any such class or series, or (b) reflect (i) the withdrawal, addition or substitution of Members or Assignees, (ii) the issuance of Company Securities or additional Units, and/or (iii) the adjustment of any Units outstanding, including without limitation, by way of stock split, reverse stock split or the recapitalization.

ARTICLE 15
MISCELLANEOUS

15.1 Complete Agreement. This Agreement, the Articles and any other documents referenced herein constitute the complete and exclusive statement of agreement among the Members and the Managers with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members and the Managers or any of them. No representation, statement, condition or warranty not contained in this Agreement or the Articles will be binding on the Members or the Managers or have any force or effect whatsoever. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Agreement shall control.

15.2 Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement shall be binding on and inure to the benefit of the Members, the Managers and their respective successors and assigns.

15.3 Parties in Interest. Except as expressly provided in the Act and in this Agreement, nothing in this Agreement shall (a) confer any right or remedy under or by reason of this Agreement on any Person other than the Members and the Members' respective successors and assigns, (b) relieve or discharge the obligation or liability of any third person to any party to this Agreement or (c) give any third person any right of subrogation or action over or against any party to this Agreement.

15.4 Pronouns; Statutory References; Headings. All pronouns and all variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context in which they are used may require. Any reference to the Code, Regulations, Act or other statutes or laws includes all amendments, modifications or replacements of the specific sections and provisions concerned. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

15.5 Interpretation. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or that Member's counsel.

15.6 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. Reference to "**include**," "**includes**" and "**including**" shall be deemed to be followed by the phrase "**without limitation**." Reference to "and" and "or" shall be deemed to mean "**and/or**."

15.7 Governing Law; Jurisdiction. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. Subject to **Section 15.22**, each Member consents to the exclusive jurisdiction of the state and federal courts sitting in Los Angeles County, California in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each Member further agrees that personal jurisdiction over such Member may be effected by service of process by registered or certified mail addressed as provided in **Section 15.11** and that, when so made, shall be as if served upon such Member personally within the State of California.

15.8 Severability. If any provision of this Agreement or the application of such provision to any Person or circumstance is held invalid, then the remainder of this Agreement or the application of such provision to Persons or circumstances other than those to which it is held invalid shall not be affected thereby.

15.9 Specific Performance. The Members agree that irreparable damage will result if this Agreement is not performed in accordance with its terms, and the Members agree that damages that may be available at law for a breach of this Agreement would not be an adequate remedy. Therefore, the provisions hereof and the obligations of the Members hereunder shall be enforceable in a court of equity, or other tribunal with jurisdiction, by a decree of specific performance, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies and all other remedies provided for in this Agreement shall however, be cumulative and not exclusive and shall be in addition to all other remedies that a Member may have under this Agreement, at law or in equity.

15.10 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby, including any certification required pursuant to Section 1446 of the Code.

15.11 Notices. Any notice, demand, consent, election, offer, approval, request or other communication (collectively, "**Notice**") given under this Agreement shall be in writing and shall be served personally or delivered by first class, registered or certified, return receipt requested, U.S. mail, postage prepaid. Notices also may be given by transmittal over electronic transmitting devices such as Telex, facsimile or telecopy machine, if the party to whom the notice is being sent has such a device in its office, provided that a complete copy of any notice so transmitted also shall be mailed in the same manner as required for a mailed notice. Notices shall be deemed received at the earlier of actual receipt or three (3) days following deposit in U.S. mail, postage prepaid. Notices shall be directed to the Company at the Company's principal place of business as specified in **Section 1.4** of this Agreement and to the Members and the Managers at the addresses shown on ***Exhibit B***. A Member or Manager may change such Member's or Manager's address for notice by giving written notice to the Managers in accordance with this **Section 15.11**.

15.12 Reliance on Authority of Person Signing Agreement. If a Member is not a natural person, neither the Company nor any Member will (a) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing on the existence of the authority of such individual or (b) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of such entity.

15.13 No Interest in Company Property; Waiver of Action for Partition. No Member or Assignee has any interest in specific property of the Company. Without limiting the foregoing, each Member and Assignee irrevocably waives during the Company's term any right that such Member or Assignee may have to maintain any action for partition with respect to the Company's property.

15.14 Payments of Individual Obligations. The Company's credit and assets shall be used solely for the Company's benefit, and no Company asset shall be Transferred or encumbered for, or in payment of, any individual obligation of any Member or Manager.

15.15 Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Any counterpart of this Agreement that has attached to it separate signature pages that altogether contain the signatures of the Managers and all Members or their attorneys-in-fact shall for all purposes be deemed a fully-executed instrument.

15.16 Attorney Fees. In the event that any dispute between the Company and the Members or among the Members (or the Manager) should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including, without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorneys' fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate of interest allowed by law. For the purposes of this Section: (a) "**attorneys' fees**" shall include, without limitation, fees incurred in the following: (1) postjudgment motions, (2) contempt proceedings, (3) garnishment, levy and debtor and third-party examinations, (4) discovery and (5) bankruptcy litigation; and (b) "**prevailing party**" shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

15.17 Remedies Cumulative. The remedies under this Agreement are cumulative and shall not exclude any other remedy to which any person may be entitled lawfully.

15.18 Estoppel Certificate. Waiver by a party of any breach of the provisions of this Agreement shall not be deemed to be a waiver of any subsequent breach of this Agreement or of any breach of any other provision of this Agreement. Failure on the part of any party to complain of any act or failure to act on the part of any other party or to declare any other party in default, irrespective of how long the failure continues, shall not constitute a waiver by such party of such party's rights under this Agreement.

15.19 Computation of Time. If any period of time specified in this Agreement otherwise would end on a Saturday, Sunday or legal holiday of the United States of America, it shall be deemed extended to end on the next day following that is not a Saturday, Sunday or legal holiday of the United States of America.

15.20 Facsimile and Electronic Signatures. The parties to this Agreement agree that this Agreement shall be considered signed and delivered when the signature of a party is delivered by facsimile or electronic (email) transmission. Such facsimile or electronic signature shall be treated in all respects as having the same effect as an original signature.

15.21 Consent of Spouse. Within ten (10) days after any individual becomes a Member or a Member marries, such Member shall have his or her spouse execute a consent substantially in the form attached to this Agreement as **Exhibit C**.

15.22 Arbitration. Any controversy or claim arising out of this Agreement shall be decided by binding arbitration in accordance with the rules of J.A.M.S., Los Angeles, California ("**JAMS**"). Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This paragraph is intended to comply with California Code of Civil Code of Civil Procedure Section 1297.72, which requires that arbitration agreements be in writing and be signed by the arbitrating parties. The arbitrator shall have the power to determine the scope and time constraints of reasonable discovery and the admissibility, relevance, materiality and weight of any evidence offered by any party hereto. The arbitrator shall have the power and authority to grant any and all relief requested by the parties to the dispute. In the event the parties cannot agree to an arbitrator, the chief executive officer of JAMS shall select and appoint an arbitrator. The arbitrator shall determine the time of the hearing and shall designate its location in Los Angeles based upon the convenience of the arbitrator, the parties and the witnesses. However, such hearing shall be commenced within thirty (30) days after completion of discovery. At least seven (7) days before the date set for such hearing, the parties shall exchange copies of exhibits to be offered as evidence, and lists of the witnesses who will testify, at such hearing. Once commenced, the hearing shall proceed day to day until completed, unless the arbitrator grants a continuance upon a showing of good cause by any party. Judgment upon the award of the arbitrator may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be final and binding upon the parties, with no right to appeal, with the prevailing party to receive its reasonable attorneys' fees and costs as determined by the arbitrator.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the Effective Date, and each of the individuals signing below warrants that such individual has the authority to sign for and on behalf of the respective parties.

MANAGERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
TAZ VARKEY

____
WAYNE ORKIN

____
MARK POLING

____
VAJID REDJAL

CLASS A MEMBERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
MARK POLING

____
HARRISON FINCH

BOOSTWEBSEO, INC.,
A Florida corporation

By: ______________________
Name: Wayne Orkin
Title: President

____
VAHID REDJAL

THE NYQUIST-VARKEY LIVING TRUST

By: ______________________
Name: Taz Varkey
Title: Trustee

By: ______________________
Name: Peter Nyquist
Title: Trustee

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the Effective Date, and each of the individuals signing below warrants that such individual has the authority to sign for and on behalf of the respective parties.

MANAGERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
TAZ VARKEY

____
WAYNE ORKIN

____
MARK POLING

____
VAJID REDJAL

CLASS A MEMBERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
MARK POLING

____
HARRISON FINCH

BOOSTWEBSEO, INC.,
A Florida corporation

By: ______________________________
Name: Wayne Orkin
Title: President

____
VAHID REDJAL

THE NYQUIST-VARKEY LIVING TRUST

By: ______________________________
Name: Taz Varkey
Title: Trustee

By: ______________________________
Name: Peter Nyquist
Title: Trustee

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the Effective Date, and each of the individuals signing below warrants that such individual has the authority to sign for and on behalf of the respective parties.

MANAGERS:

ROBERT YOUNG

JOSIAH CAMERON

TAZ VARKEY

WAYNE ORKIN

MARK POLING

VAJID REDJAL

CLASS A MEMBERS:

ROBERT YOUNG

JOSIAH CAMERON

MARK POLING

HARRISON FINCH

BOOSTWEBSEO, INC.,
A Florida corporation

By: ______________________
Name: Wayne Orkin
Title: President

VAHID REDJAL

THE NYQUIST-VARKEY LIVING TRUST

By: ______________________
Name: Taz Varkey
Title: Trustee

By: ______________________
Name: Peter Nyquist
Title: Trustee

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the Effective Date, and each of the individuals signing below warrants that such individual has the authority to sign for and on behalf of the respective parties.

MANAGERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
TAZ VARKEY

____
WAYNE ORKIN

____
MARK POLING

____
VAJID REDJAL

CLASS A MEMBERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
MARK POLING

____
HARRISON FINCH

BOOSTWEBSEO, INC.,
A Florida corporation

By: ____________________________
Name: Wayne Orkin
Title: President

____
VAHID REDJAL

THE NYQUIST-VARKEY LIVING TRUST

By: ____________________________
Name: Taz Varkey
Title: Trustee

By: ____________________________
Name: Peter Nyquist
Title: Trustee

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the Effective Date, and each of the individuals signing below warrants that such individual has the authority to sign for and on behalf of the respective parties.

MANAGERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
TAZ VARKEY

____
WAYNE ORKIN

____
MARK POLING

____
VAJID REDJAL

CLASS A MEMBERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
MARK POLING

Harrison Finch
HARRISON FINCH

BOOSTWEBSEO, INC.,
A Florida corporation

By: ______________________________
Name: Wayne Orkin
Title: President

____
VAHID REDJAL

THE NYQUIST-VARKEY LIVING TRUST

By: ______________________________
Name: Taz Varkey
Title: Trustee

By: ______________________________
Name: Peter Nyquist
Title: Trustee

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the Effective Date, and each of the individuals signing below warrants that such individual has the authority to sign for and on behalf of the respective parties.

MANAGERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

Taz E Varkey
____
TAZ VARKEY

____
WAYNE ORKIN

____
MARK POLING

____
VAJID REDJAL

CLASS A MEMBERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
MARK POLING

____
HARRISON FINCH

BOOSTWEBSEO, INC.,
A Florida corporation

By: ________________________
Name: Wayne Orkin
Title: President

____
VAHID REDJAL

THE NYQUIST-VARKEY LIVING TRUST

Taz E Varkey
By: ________________________
Name: Taz Varkey
Title: Trustee

By: ________________________
Name: Peter Nyquist
Title: Trustee

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the Effective Date, and each of the individuals signing below warrants that such individual has the authority to sign for and on behalf of the respective parties.

MANAGERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
TAZ VARKEY

____
WAYNE ORKIN

____
MARK POLING

____
~~VAJID~~ REDJAL
VAHID -

CLASS A MEMBERS:

____
ROBERT YOUNG

____
JOSIAH CAMERON

____
MARK POLING

____
HARRISON FINCH

BOOSTWEBSEO, INC.,
A Florida corporation

By: ________________________
Name: Wayne Orkin
Title: President

____
VAHID REDJAL

THE NYQUIST-VARKEY LIVING TRUST

By: ________________________
Name: Taz Varkey
Title: Trustee

By: ________________________
Name: Peter Nyquist
Title: Trustee

CLASS B MEMBER SIGNATURE PAGE
TO AMENDED AND RESTATED OPERATING AGREEMENT
OF
TEACHU, LLC
(a California limited liability company)

The undersigned, being a Class B Member of TeachU, LLC, a California limited liability company, hereby agrees to the terms and conditions of the Amended and Restated Operating Agreement, and adopts the Amended and Restated Operating Agreement, all as set forth above.

Dated:___________________, 2017

____
Signature

____
Name of Member

____
Address of Member

____
City, State, Zip Code

____
Phone Number

____
Email Address

EXHIBIT A

DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings specified below or elsewhere in this Agreement (such terms are equally applicable to both the singular and plural derivations of the terms defined):

"**AB Preference Amount**" means, with respect to a particular series of Class C Units, the amount set forth as the AB Preference Amount in the respective Member Award and Restriction Agreement for each respective series of Class C Units. Each series of Class C Units may have different AB Preference Amounts.

"**Act**" shall mean the California Revised Uniform Limited Liability Company Act, as the same may be amended from time to time.

"**Adjusted Capital Account Deficit**" shall mean, with respect to any Unitholder, the deficit balance, if any, in that Unitholder's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account all amounts that such Unitholder is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"**Affiliate**" shall mean, with respect to a specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. As used in the immediately preceding sentence, "**control**" shall mean either (i) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise, or (ii) the holding of a direct or indirect equity or voting interest of 50% or more in the Person.

"**Agreement**" shall mean this Amended and Restated Operating Agreement, as originally executed and as amended from time to time. Words such as "**herein**," "**hereinafter**," "**hereto**," "**hereby**" and "**hereunder**," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

"**Articles**" shall mean the Company's Articles of Organization originally filed with the Secretary of State, and as amended from time to time.

"**Assignee**" shall mean a transferee of Units who has not been admitted as a substitute Member in accordance with **Section 7.3**.

"**Bankruptcy**" shall mean, with respect to any Person, (a) the filing of an application by the Person for, or the Person's consent to, the appointment of a trustee, receiver or custodian of the Person's other assets; (b) the entry of an order for relief with respect to the Person in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by the Person of a general assignment for the benefit of creditors; (d) the entry of an order, judgment or decree by any court of competent jurisdiction appointing a trustee, receiver or custodian of the assets of the Person unless the proceedings and the person appointed are dismissed within ninety (90) days; or (e) the failure by the Person generally to pay his debts as they become due within the meaning of 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of the Person's inability to pay his debts as they become due.

"**Business**" shall have the meaning ascribed to that term in **Section 1.6**.

"**Capital Account**" shall have the meaning ascribed to that term in **Section 2.6**.

"**Capital Transactions**" shall mean (a) a liquidation, dissolution or winding up of the Company pursuant to **Article 10** of this Agreement or any other recapitalization transaction outside of the ordinary course in which cash or other assets are distributed to the Unitholders, (b) a sale of all or substantially all of the assets of the Company, or any division or unit of the Company, or (c) a transaction resulting in a Change in Control of the Company.

"**Capital Transaction Cash**" shall mean the gross amount of cash from Capital Transactions less the portion thereof used to pay or establish reserves for all Company expenses, debt payments and contingencies, all as determined by the Managers in their sole but reasonable discretion.

"**Capital Contribution**" shall mean, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Units held or purchased by such Member, including additional Capital Contributions.

"**Change in Control**" shall mean (i) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any "person" or "group" (as such terms are defined in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) other than the Members of the Company and/or their respective Affiliates (as of the Effective Date), or (ii) the date upon which any "person" or "group", other than the Members of the Company and/or their Affiliates (as of the Effective Date), is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total combined voting power of the Membership Interests in the Company (or any successor thereto), including, with respect to both (i) and (ii) above, by way of merger, consolidation or otherwise.

"**Class A Member**" means a Member who holds Class A Units as set forth on ***Schedule A***, as may be amended from time to time.

"**Class A Units**" means those Units issued to Class A Members as more specifically set forth on ***Schedule A***. The Class A Units authorized hereunder may be issued in one or more series, which may designated sequentially as Class A-1 Units, Class A-2 Units, Class A-3 Units, etc. Each series may have different rights, preferences, privileges and restrictions. Reference to Class A Units shall refer to all series of Class A Units.

"**Class B Member**" means a Member who holds Class B Units as set forth on ***Schedule A***, as may be amended from time to time.

"**Class B Units**" means those Units issued to Class B Members as more specifically set forth on ***Schedule A***. The Class B Units authorized hereunder may be issued in one or more series, to be designated sequentially as Class B-1 Units, Class B-2 Units, Class B-3 Units, etc. Each series may have different rights, preferences, privileges and restrictions. Reference to Class B Units shall refer to all series of Class B Units.

"**Class C Member**" means a Member who holds Class C Units as set forth on ***Schedule A***, as may be amended from time to time.

"**Class C Units**" means those Units issued to Class C Members as more specifically set forth on ***Schedule A***. The Class C Units authorized hereunder or issued in the Class C Award Agreement may be issued in one or more series, which may designated sequentially as Class C-1 Units, Class C-2 Units, Class C-3 Units, etc. Each series may have different rights, preferences, privileges and restrictions. Reference to Class C Units shall refer to all series of Class C Units.

"**Class C Award Agreement**" means the Member Award and Restriction Agreement (or other name) between the Company and each respective Class C Member whereby such Class C Member is issued Class C Units, subject to certain restrictions, limitations and qualifications as more specifically set forth therein. The terms of the Class C Award Agreement need not be the same with respect to each Class C Member.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law and, to the extent applicable, the Regulations.

"**Company**" shall mean "**TeachU, LLC,**" a California limited liability company.

"**Company Minimum Gain**" shall have the meaning ascribed to the term "**Partnership Minimum Gain**" in the Regulations Section 1.704-2(d).

"**Company Security**" means any class or series of Units or equity interest in the Company.

"**Depreciation**" shall mean, for each Fiscal Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deductions for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

"**Disability**" of a Person shall mean the first to occur of: (a) such Person being declared legally incompetent under the laws of the State of the Person's legal residence, in which event the date of the Disability shall be deemed to be the date of such declaration; or (b) the Company's receipt of a written opinion from a physician designated by the Company to the effect that a Person has incurred a mental or physical condition that can reasonably be expected to prevent such Person from carrying out such Person's material duties for the Company for a period of nine (9) months or longer from the date of such opinion, in which event the date of the Disability shall be deemed to be the date of the physician's written opinion. Each Member and Manager hereby covenants and agrees to cooperate with any physician ("**Physician**") so designated by the Company to determine whether such Manager or Member has suffered a Disability, provided that the Physician shall consult with any physician designated by, or on behalf of, such Manager or Member. Failure to cooperate with the Physician shall operate as a waiver of any right such Manager or Member may have to challenge the Physician's determination.

"**Dissolution Event**" shall have the meaning ascribed to that term in **Section 10.1**.

"**Distributable Cash**" shall mean the amount of cash that the Managers deem available for distribution to the Unitholders, taking into account all debts, liabilities and obligations of the Company then due, and working capital and other amounts that the Managers deem necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business. Distributable Cash does not include Capital Transaction Cash.

"**Distributions**" shall mean cash or other property, from any source, distributed to the Unitholders by the Company under **Section 6.1** or **Section 6.2**.

"**Economic Interest**" shall mean the right to receive distributions of the Company's assets and allocations of income, gain, loss, deduction, credit and similar items from the Company pursuant to this Agreement and the Act, but shall not include any of the other rights of a Member, including, without limitation, the right to vote or participate in the Company's management or, except as otherwise required by law, any right to information concerning the business and affairs of the Company.

"**Effective Date**" shall have the meaning ascribed to that term in the preamble of this Agreement.

"**Fair Market Value**" shall have the meaning ascribed to the term in **Section 8.8**.

"**Family**" shall mean a Member's spouse, parent, sibling, in-law, child or grandchild (whether natural, adopted or in the process of adoption).

"**Fiscal Year**" shall mean (i) each twelve (12) month period commencing on January 1 and ending on December 31 or (ii) any portion of the period described in clause (i) for which the

Company is required to allocate Net Profit, Net Loss and other items of Company income, gain, loss or deduction pursuant to **Article 5**.

"**Former Member**" shall have the meaning ascribed to that term in **Section 8.1**.

"**Former Member's Units**" shall have the meaning ascribed to that term in **Section 8.1**.

"**Gross Asset Value**" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Managers;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Section 7701(g) of the Code into account) as determined by the Managers as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more that a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; and (C) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), provided that an adjustment described in clauses (A) and (B) of this paragraph shall be made only if the Managers reasonably determine that such adjustment is necessary to reflect the relative economic interests of the Members.

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value (taking Section 7701(g) of the Code into account) of such asset on the date of distribution as determined by the Managers; and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect all adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of "**Net Profits**" and "**Net Losses**" or **Section 5.2.6**; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent the Members determine that an adjustment pursuant to subparagraph (ii) is necessary or appropriate in connection with a transaction that otherwise would result in an adjustment pursuant to this subparagraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraphs (ii) or (iv), such Gross Asset Value thereafter shall be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profits and Net Losses.

"**Involuntary Withdrawal**" shall mean, with respect to any Member, the occurrence of any of the events set forth in Section 17-706.02 of the Act, except for the death of a Member.

"**Liquidator**" means one or more Persons selected to oversee the Company's winding up and liquidation pursuant to **Article 10**.

"**LLC Loan**" shall refer to any loan(s) or advance(s) made, at the request of the Managers, by any Member to the Company at the Member's option, without obligation to so do, to the extent the Company does not have sufficient resources (assets, loan or refinancing proceeds or otherwise) to meet its obligations. LLC Loans shall bear interest at such rate as determined by the Managers, or in the absence of such agreement at the Prime Rate per annum plus two and one-half percent (2.50%), and the principal and interest of the LLC Loans shall be repaid before any Distributions are made by the Company

"**Majority in Interest**" shall mean more than fifty percent (50%) of the outstanding Units which are entitled to Vote.

"**Managers**" shall mean Robert Young, Josiah Cameron, Taz Varkey, Wayne Orkin, Vahid Redjal and Mark Poling or any other Person that succeeds him, her or them as a Company manager.

"**Maximum Tax Rate**" shall mean the highest combined effective maximum tax rate in effect from time to time with respect to a Unitholder in effect for the taxable year of the Distribution, regardless of a Unitholder's actual tax rates (using individual rates in the case of a Unitholder that is a Pass-through Entity and corporate tax rates in the case of an Unitholder that is a corporation) for federal, state and local income purposes, computed by taking into account the tax savings resulting from the deductibility of state and local income taxes to the extent permitted for federal purposes and taking into account the tax on self-employment income. As used herein, "**Pass-through Entity**" shall mean a limited liability company, Subchapter S corporation or any form of partnership.

"**Member**" shall mean each Person who (a) (i) is a signatory to this Agreement, (ii) has been admitted to the Company as a Member in accordance with this Agreement or (iii) is an Assignee who has become a Member in accordance with **Section 7.3**, and (b) has not ceased to be a Member in accordance with **Article 8** or for any other reason.

"**Member Nonrecourse Debt**" shall have the meaning ascribed to the term "**Partner Nonrecourse Debt**" in Regulations Section 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" shall mean items of Company loss, deduction or Section 705(a)(2)(B) of the Code expenditures that are attributable to Member Nonrecourse Debt.

"**Membership Interest**" shall mean a Member's entire interest in the Company, including the Member's Economic Interest, the right to vote on or participate in the Company's management (if any) and the right to receive information concerning the Company's business and affairs.

"**Net Profits**" and "**Net Losses**" shall mean, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of "**Net Profits**" and "**Net Losses**" shall be added to such taxable income or loss;

(ii) Any expenditure of the Company described in Section 705(a)(2)(B) of the Code or treated as a Section 705(a)(2)(B) of the Code expenditure pursuant to Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of "**Net Profits**" and "**Net Losses**" shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of "**Gross Asset Value**," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(iv) Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company Property disposed of, notwithstanding that the adjusted tax basis of such Company Property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of "**Depreciation**"; and

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses.

Notwithstanding any other provision of this definition of "**Net Profits**" and "**Net Losses**," all items that are specially allocated pursuant to **Section 7.3** or **Section 5.8** shall not be taken into account in computing Net Profits or Net Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to **Section 5.3** and **Section 5.8** shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above.

"**Nonrecourse Liability**" shall have the meaning set forth in Regulations Section 1.752-1(a)(2).

"**Percentage Interest**" shall mean, with respect to any Unitholder on any date, the ratio (expressed as a percentage) of the number of Units held by such Unitholder on such date (regardless of class or series) to the aggregate Units held by all Unitholders on such date (regardless of class or series). If specified herein, the Percentage Interest may be calculated with respect to one or more classes and/or series of Units, without regard to other classes or series of Units.

"**Permitted Transfer**" shall have the meaning ascribed to that term in **Section 7.4**.

"**Permitted Transferee**" shall have the meaning ascribed to that term in **Section 7.4**.

"**Person**" shall mean any individual, partnership, limited partnership, limited liability company, corporation, trust, estate, association or any other entity.

"**Prime Rate**" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, then the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published. If the Wall Street Journal no longer publishes a prime rate, then the Manager shall select a substitute index.

"**Profits Interest**" means an interest in the Company as defined in Internal Revenue Service Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Internal Revenue Service Revenue Procedure 2001-43, 2001-2 C.B. 191, with the understanding that a Profits Interest does not give a holder of such an interest a share of the proceeds in the event that on the issue date of the Profits Interest the Company's assets were sold at fair market value and the proceeds of sale were distributed in complete liquidation of the Company to the Members.

"**Regulations**" shall mean, unless the context clearly indicates otherwise, the regulations in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and all successor regulations.

"**Secretary of State**" shall mean the California Secretary of State.

"**Tax Matters Partner**" (as defined in Section 6231 of the Code) shall be Robert Young or his successor as designated pursuant to **Section 9.8**, provided such successor is a Member.

"**Termination Event**" shall mean, with respect to a BoostWebSEO, Inc. or any of its Permitted Transferees, the occurrence of any of the following events: (a) Bankruptcy, (b) the occurrence of any event that is, or that would cause, a Transfer of its Units in contravention of this Agreement; (c) the breach or default under this Agreement, the Master Services Agreement between the Company and BoostWebSEO, Inc. (the "**MSA**"), or any other agreement between it and the Company, in each case after BoostWebSEO, Inc. or any of its Permitted Transferees has been given written notice of such breach or default and it shall thereafter have failed to cure such breach or default within thirty (30) days after receipt of such written notice; or (d) the termination of the MSA by BoostWebSEO, Inc. or any of its Permitted Transferees for convenience.

"**Transfer**" or "**Transferred**" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of Units. Without limiting the generality of the foregoing, the sale or exchange of at least fifty percent (50%) of the voting stock of a Member, if a Member is a corporation, or the Transfer of an interest or interests of at least fifty percent (50%) in the capital or profits of a Member (whether accomplished by the sale or exchange of interests or by the admission of new partners or members), if a Member is a partnership or limited liability company, or the cumulative Transfer of such interests in a Member that effectively equals the foregoing (including the Transfer of interests followed by the incorporation of a Member and subsequent stock Transfers and Transfers of stock followed by the liquidation of a Member and subsequent Transfers of interests) will be deemed to constitute a Transfer of the Member's entire Membership Interest.

"**Unitholder**" shall mean any holder of Units, whether as a Member or Assignee.

"**Units**" shall mean those units (i) held by each Unitholder, as set forth on ***Schedule A***, as amended from time to time and (ii) which represent the Membership Interests and/or the Economic Interests of Unitholders hereunder, as applicable. The term "**Units**" shall refer to all such classes of units collectively, and the term "**Unit**" shall mean any such unit.

"**Unreturned Capital Contribution**" shall mean the amount of a Member's aggregate Capital Contributions less the amount of cash distributed to such Member pursuant to **Section 6.1** and **Section 6.2** and the Gross Asset Value of property distributed to the Member, but in no case shall mean an amount less than zero.

"**Voluntary Withdrawal**" means a Member's dissociation with the Company by means other than by a Transfer in compliance with this Agreement or an Involuntary Withdrawal.

"**Vote**" shall mean a written consent or approval, a ballot cast at a meeting, or an oral vote. Class A Members, Class B Members and Class C Members are entitled to Vote.

"**Voting Members**" shall mean all Members entitled to Vote.

"**Withdraw**" or "**Withdrawal**" shall mean, with respect to any Member, that Member's withdrawal, resignation or retirement from the Company as a Member.

EXHIBIT B

CLASS B MEMBER CAPITAL CONTRBUTIONS

AND ADDRESS INFORMATION

NONE

SCHEDULE A

TEACHU, LLC

UNITHOLDERS

As of May 1, 2016

Class A Members	**Type of Interest**	**Number of Units**
Robert Young	Class A Units	2,520,000
Josiah Cameron	Class A Units	1,080,000
BoostWebSEO, Inc.	Class A Units	850,000
Harrison Finch	Class A Units	210,000
Mark Poling	Class A Units	210,000
Vahid Redjal	Class A Units	65,000
Nyquist-Varkey Living Trust	Class A Units	65,000

Class B Members

None

Class C Members

None

Total: 5,000,000

UNITHOLDERS
As of October 30, 2017

SCHEDULE A		
Class A	**CURRENT CAP TABLE**	
Robert Young	41.98%	2,520,000
Josiah Cameron	17.99%	1,080,000
BoostWebSEO, Inc.	14.16%	850,000
Harrison Finch	3.50%	210,000
Mark Poling	3.50%	210,000
Vahid Redjal	1.08%	65,000
Taz Varkey	1.08%	65,000
Total A	**83.30%**	**5,000,000**
Class B		
Nyquist	3%	180,072
Taylor	1%	60,024
Franklin	2%	120,048
Viklund	0.4%	24,010
Ingraham	1%	60,024
Willens	1%	60,024
Peach	1%	60,024
Corleto, Ackerman, Nussbau	1%	60,024
Jon Norton	1%	60,024
Michael Nussbaum	0%	24,010
Thibiant	2%	120,048
BoostWeb Grant 1	0.6%	36,014
Total B	**14.4%**	864,346
Class C		
Mark Poling	2.28%	136,986
Total C	**2.3%**	136,986
Total	**100.0%**	**6,001,332**

SCHEDULE B

PROFITS AND LOSSES

5.1 Net Losses. After first giving effect to the allocations provided in **Section 5.3** (the "**Regulatory Allocations**"), Net Losses for any Fiscal Year shall be allocated and apportioned to the holders of Class A Units and Class B Units in proportion to their respective Percentage Interests as calculated among Class A Units and Class B Units.

5.2 Net Profits. After first giving effect to the Regulatory Allocations, Net Profits for any Fiscal Year shall be shall be allocated and apportioned as set forth below. The following allocations are intended to constitute a "target allocation" in compliance with the applicable provisions of the Code and all Treasury Regulations, rulings, and other administrative pronouncements promulgated thereunder:

(a) Capital Accounts. The Company shall maintain a capital account for each Member in accordance with Treas. Regs. § 1.704-1(b)(2)(iv) and any and all administrative guidance issued by the Internal Revenue Service with respect thereto (each such account as so maintained, a "Capital Account"). The provisions of this Agreement relating to Capital Accounts are intended to comply with such provisions and related provisions issued with respect to section 704 of the Code and shall be interpreted consistently therewith. The Company shall have the authority to make such adjustments to the Members' Capital Accounts as may be required to cause the allocations made by the Company to comply with such provisions.

(b) Adjustments to Capital Accounts. At least once each taxable year of the Company for United States tax purposes (as determined under Code section 706, a "Fiscal Year"), after adjusting each Member's Capital Account for all contributions and distributions with respect to such Fiscal Year, the Company shall allocate all profits and losses and items thereof in the following order of priority:

(i) First, profits and losses and items thereof shall be allocated in the manner and to the extent provided by (1) Treas. Regs. § 1.704-1(b)(4), (2) Treas. Regs. § 1.704-1(b)(2) (to comply with the substantial economic effect safe harbors), including, without limitation, Treas. Regs. § 1.704-1(b)(2)(ii)(d) (flush language) (the "qualified income offset") and Treas. Regs. § 1.704-1(b)(2)(iv) (capital accounting requirements), (3) Treas. Regs. § 1.704-2, including, without limitation, Treas. Regs. § § 1.704-2(e) (provided that allocations pursuant to Treas. Regs. § 1.704-2(e) shall be made to the Members pro rata in accordance with the capital each Member has contributed to the Company), 1.704-2(i)(2), and 1.704-2(i)(4); and

(ii) All remaining profits and losses and items thereof shall be allocated to the Members' Capital Accounts in a manner such that, after such allocations have been made, the balance of each Member's Capital Account (which may be a positive, negative, or zero balance) shall equal (1) the amount that would be distributed to such Member, determined as if the Company were to sell all of its assets for the section 704(b) Book Value (as defined below) thereof and distribute the proceeds thereof (net of any sales commissions and other similar transaction fees and payments required to be made to creditors) pursuant to the relevant legal documents setting forth such distributions, minus (2) the sum of (x) such Member's share of the "Membership minimum gain" (as determined under Treas. Regs. § §

1.704-2(d) and (g)(3)) and "Member minimum gain" (as determined under Treas. Regs. § 1.704-2(i)), and (y) the amount, if any, that such Member is obligated (or is deemed for United States tax purposes to be obligated) to contribute, in its capacity as a Member, to the capital of the Company as of the last day of such Fiscal Year.

(c) Code Section 704(c)(1)(A). Except as provided in the following provisions of this Section 2.3, each item of taxable income, gain, loss, deduction, or credit shall be allocated in the same manner as its correlative item of "book" items allocated pursuant to Section 2. In accordance with Code Section 704(c)(1)(A) (and the principles thereof) and Treas. Regs. § 1.704-3, income, gain, loss and deduction with respect to any property contributed to the capital of the Company, or after Company property has been revalued under Treas. Regs. § 1.704-1(b)(2)(iv)(f), shall, solely for United States federal, state and local tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such Company property to the Company for United States federal income tax purposes and its value as so determined at the time of the contribution or revaluation of Company property. This paragraph shall be construed to authorize the Company to utilize any method permitted under Treas. Regs. § 1.704-3 so long as such method eliminates any "ceiling rule" limitations. Any elections or other decisions relating to such allocations shall be made by the Company. Allocations pursuant to this paragraph are solely for United States tax purposes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of profit, loss, or other items, pursuant to any provision of this Agreement or otherwise affect the Members' rights (including, without limitation, rights to distributions) and obligations with respect to the Company.

(d) Certain Definitions. For purposes of this Agreement:

(i) The term "section 704(b) Book Value" means, with respect to any Company property, the Company's adjusted basis for United States tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treas. Regs. § § 1.704-1(b)(2)(iv)(d) through (g), provided that on the date of the contribution of an asset to the Company, the section 704(b) Book Value of any asset contributed to the Company shall be equal to the fair market value (as reasonably determined by the Parties) of such asset on the date of such contribution,

(ii) The term "Treas. Regs." means Treasury Regulations issued under the Code, and

(iii) The term "profits and losses" shall mean the items of profit and loss of the Company (including separately stated items) as computed under Treas. Regs. § 1.704-1(b)(2)(iv).

SCHEDULE C

DISTRIBUTIONS

6.1 Distributable Cash. Subject to applicable law and any limitation contained elsewhere in this Agreement (including **Section 10.4** regarding liquidating distributions), the Managers may elect from time to time to distribute Distributable Cash to the Unitholders in the following order and priority:

(a) First, to the Class A Members and the Class B Members in proportion to their Percentage Interests as among them until each of the Class A Members and Class B Members has received an amount equal to the Maximum Tax Rate multiplied by the Unitholders taxable income as reflected on such Class A Member's and Class B Member's Schedule K-1; provided, however, the amount of any distribution under this **Section 6.1(a)** shall be reduced, but not below zero, by the amount of any other Distributable Cash distributed to the Class A Members and Class B Members (other than pursuant to this **Section 6.1(a)**) after the first day of the previous Fiscal Year. Distributions made pursuant to this **Section 6.1(a)** shall be deemed a prepayment of the distributions set forth in **Section 6.1(b)** (the "**Non-Tax Distributions**"), and such Non-Tax Distributions shall be reduced accordingly;

(b) Second, Distributable Cash shall be distributed to the holders of the Class B Units, pro rata, in proportion to their respective Percentage Interests as calculated among the Class B Units until the holders of the Class B Units have received aggregate and cumulative distributions under this **Section 6.1(b)** and **Section 6.2(a)** equal to their respective Unreturned Capital Contributions.

(c) Third, Distributable Cash shall be distributed to the holders of the Class A Units, pro rata, in proportion to their respective Percentage Interests as calculated among the Class A Units until the holders of the Class A Units have received aggregate and cumulative distributions under this **Section 6.1(c)** and **Section 6.2(b)** equal to their respective Unreturned Capital Contributions.

(d) Finally, all remaining Distributable Cash shall be distributed to the Class A Members and Class B Members in accordance with their Percentage Interests as calculated among the Class A Members and Class B Members.

The Managers or the Company may borrow money to pay for the Members' tax obligations.

6.2 Capital Transaction Cash. Subject to applicable law, to contractual restrictions and to limitations contained elsewhere in this Agreement, the Managers shall from time to time distribute Capital Transaction Cash to the Unitholders (but in no event later than the March 15th which follows the year in which the Capital Transaction occurred), which distributions shall be made in the following order of priority:

(a) First, Capital Transaction Cash shall be distributed to the holders of the Class B Units, pro rata, in proportion to their respective Percentage Interests as calculated among the Class B Units until the holders of the Class B Units have received aggregate and cumulative distributions under this **Section 6.2(a)** and **Section 6.1(b)** equal to their respective Unreturned Capital Contributions.

(b) Second, Capital Transaction Cash shall be distributed to the holders of the Class A Units, pro rata, in proportion to their respective Percentage Interests as calculated among the Class A Units until the holders of the Class A Units have received aggregate and cumulative distributions under this **Section 6.2(b)** and **Section 6.1(b)** equal to their respective Unreturned Capital Contributions (to the extent that any Class A Members made a Capital Contribution).

(c) Third, Capital Transaction Cash shall be distributed to the holders of Class A Units and Class B Units, pro rata, in proportion to their respective Percentage Interests as calculated among the Class A Units and Class B Units, until the aggregate and cumulative distributions under **Section 6.2(a)**, **Section 6.2(b)** and this **Section 6.2(c)** are equal to the AB Preference Amount for Class C-1 Units;

(d) Fourth, Capital Transaction Cash shall be distributed to the holders of Class A Units, Class B Units and Class C-1 Units, pro rata, in proportion to their respective Percentage Interests as calculated among the Class A Units, Class B Units and Class C-1 Units, until the holders of Class A Units, Class B Units and Class C-1 Units have received cumulative and aggregate distributions under **Sections 6.2(a)-(d)**, inclusive, equal to the AB Preference Amount for Class C-2 Units (but only if Class C-2 Units exist as such time). If no Class C-2 Units exist at such time, all remaining Capital Transaction Cash shall be distributed to Class A Units, Class B Units and Class C-1 Units, pro rata, in proportion to their respective Percentage Interests as calculated among the Class A Units, Class B Units and Class C-1 Units;

(e) Fifth, Capital Transaction Cash shall be distributed to the holders of Class A Units, Class B Units, Class C-1 Units and Class C-2 Units, pro rata, in proportion to their respective Percentage Interests as calculated among them, until the holders of the Class A Units, Class B Units, Class C-1 Units and Class C-2 Units have received cumulative and aggregate distributions under **Sections 6.2(a)-(e)**, inclusive, equal to the AB Preference Amount for Class C-3 Units (but only if Class C-3 Units exist as such time). If no Class C-3 Units exist at such time, all remaining Capital Transaction Cash shall be distributed to Class A Units, Class B Units, Class C-1 Units and Class C-2 Units, pro rata, in accordance with their respective Percentage Interests as calculated among them; and

(f) Thereafter, if further series of Class C Units exists, Capital Transaction Cash shall be distributed to holders of Class A Units, Class B Units and Class C Units in a manner consistent with the priorities in **Section 6.2(d)** and **Section 6.2(e)**, provided, however, the distributions under this **Section 6.2(f)** shall be subject to each series of Class C Units' respective AB Preference Amounts so that a respective series of Class C Units does not participate in Capital Transaction Cash until the Class A Units, Class B Units and higher priority series of Class C Units receive their respective thresholds of Capital Transaction Cash (e.g., Class C-4 Units do not participate until the holders of the Class A Units, Class B Units, Class C Units, Class C-1, Class C-2 Units and Class C-3 Units have received cumulative and aggregate distributions equal to the AB Preference Amount for Class C-4 Units). Subject to **Section 14.3**, the Managers are expressly authorized to amend this Agreement without the consent or approval of the Members in order to (i) provide specific provisions for additional series of Class C Units or other Units that may be issued, or (ii) correct any technical deficiencies as certified by the Company's regular outside auditors and/or accountants.

StartEngine Capital, LLC

Subscription and Joinder Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Membership Units (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Joinder to Operating Agreement. By subscribing to the Offering and executing this

Subscription and Joinder Agreement, the undersigned hereby agrees to join as a party that is designated as a "Member" to the Operating Agreement attached to the Form C Offering Document (the "***Operating Agreement***") as entered into by and among Members, such joinder will become effective upon the Company's acceptance of the Subscription as described in Section 3 below. Any notice required or permitted to be given to the undersigned under the Operating Agreement shall be given to undersigned at the address provided with undersigned's subscription. Undersigned confirms that undersigned has reviewed the Operating Agreement and will be bound by the terms thereof as a party who is designated as a Member thereunder.

3. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. If the subscription is rejected in its entirety, the undersigned will not become a party to the Operating Agreement.

4. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

5. Payment for Securities. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The[a] undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription and Joinder Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription and Joinder Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription and Joinder Agreement, tis Subscription and Joinder Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription and Joinder Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription and Joinder Agreement and to perform all the obligations required to be performed by the undersigned hereunder and as party to the Operating Agreement, and neither such purchase nor becoming a party to the Operating Agreement will contravene with any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.

i. The undersigned has reviewed a copy of the Form C and a copy of the Operating Agreement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription and Joinder Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription and Joinder Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription and Joinder Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription and Joinder Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription and Joinder Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription and Joinder Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Shares.

i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Manager.

10. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. Waiver, Amendment. Neither this Subscription and Joinder Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription and Joinder Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription and Joinder Agreement shall be governed by and construed in accordance with the laws of the State of %%ISSUER_LOCATION%%, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription and Joinder Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription and Joinder Agreement.

17. Counterparts. This Subscription and Joinder Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	%%ADDRESS_OF_ISSUER%% E-mail: %%ISSUER_EMAIL%% Attention: %%ISSUER_TITLE%%
with a copy to:	Attention: %%LEGAL_NAME%% E-mail: %%LEGAL_EMAIL%%
If to the Purchaser:	%%VESTING_AS%% E-mail: %%VESTING_AS_EMAIL%% Attention: %%INVESTOR_TITLE%%

19. Binding Effect. The provisions of this Subscription and Joinder Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Subscription and Joinder Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription and Joinder Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription and Joinder Agreement to be false or incorrect.

22. Severability. If any term or provision of this Subscription and Joinder Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription and Joinder Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):

By_%%SUBSCRIBER_SIGNATURE%%____________________

Name:%%VESTING_AS%%

%%VESTING_AS_EMAIL%%

%%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):

__%%SUBSCRIBER_SIGNATURE%%_____________________

Legal Name of Entity

By_____%%INVESTOR_SIGNATURES%%_______________

Name: %%VESTING_AS%%

%%VESTING_AS_EMAIL%%

Title:%%INVESTOR_TITLE%%

State/Country of Domicile or Formation: ______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% for %%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%

By____%%ISSUER_SIGNATURE%%_________________

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

[a]

Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.